אפריקה ישראל

SEC
Mail Processing
Section

FEB 06 2008

Washington, DC
101

[redacted]

08000739

September 20 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
<u>Washington, D.C. 20549</u>

SUPPL

Re: Africa-Israel Investments Ltd.
<u>Exemptive No. 82-34865</u>

Ladies and Gentlemen:

Enclosed for submission on behalf of Africa-Israel Investments Ltd. are English translations of Immediate Reports to the Tel-Aviv Stock Exchange.

Please acknowledge receipt of the enclosed documents by date stamping the enclosed copy of this letter and returning it to us in the envelope provided.

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

Sincerely yours,

Jacques Zimmerman, Adv
Corporate Secretary
Africa Israel Investments Ltd. Group

מכתב לרשות ניירות ערך האמריקאית-ספטמבר doc.2006

dw 2/14

AFRICA ISRAEL INVESTMENTS LTD
Registered Number 520005067
The Corporation's securities are listed for trading on the Tel-Aviv Stock Exchange

T053
Public

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

Transmission date:
August 27, 2006
Ref: 2006-01-082954

Messrs	Messrs
Securities Authority	Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

IMMEDIATE REPORT ON EVENT OR ISSUE WHICH DEVIATES FROM THE CORPORATION'S NORMAL ISSUES

Regulation 36(a) to the Securities' Regulations (Periodic and Immediate Reports), 5730-1970
Nature of the event: Agreement for the sale of land in Florida – update

1. Pursuant to the Immediate Report published by the Company on May 10, 2006 (Ref. No. 2006-01-0055839), regarding a contractual arrangement between several foreign subsidiaries of the Company (in which the Company holds 65% of the rights in each) (hereinafter, jointly: "the Sellers") and a foreign company registered in Florida (hereinafter: "the Purchaser"), in an Agreement for the sale of several nearby parcels of land located in Miami (hereinafter: "the Sale Agreement"), the Company hereby announces that, in view of the amendment to the Agreement entered into by the parties, it has been agreed, inter alia, that the period in which the Purchaser has the right to conduct various examinations of the parcels being sold and the Sellers' rights therein has come to an end.

   In accordance with the Sale Agreement (as it was amended as aforesaid), it has been agreed that the transaction shall be consummated on August 24, 2006. Nonetheless, the Purchaser is entitled to announce postponement of the transaction consummation date to no later than November 28, 2006 (a month at a time), provided that each time the Purchaser announces deferment of the transaction consummation date it provides an additional sum for deposit as set forth below. Accordingly, the Purchaser has exercised its right and announced deferment of the transaction consummation date as stated above.

   It should be noted that, in accordance with the provisions of the Agreement (as it was amended as aforesaid), if the Sale Agreement is violated by the Purchaser, the Sellers are entitled to forfeit a deposit of between 4 and 6 million dollars (US), which the Purchaser has deposited and/or shall deposit in Trust, as agreed compensation for their damage (the exact deposit amount shall be determined in accordance with the actual length of the period until the transaction consummation date, as aforesaid).

   If and when this transaction is consummated, the Company is expected to record for same in its financial statements a profit (after tax and minority rights) of approximately $19 million (US). This forecast is tantamount to forward-looking information, which may not materialize, inter alia, due to the non-consummation of the transaction in the event of violation of the Sale Agreement by the Purchaser.

2. Date and time at which the Corporation first knew of the event or matter:
August 25, 2006 at 10:00.

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous names of reporting entity:

Form restructuring date: 04 June 2006

Electronic reporting party's name: Zimerman Jacque , Office: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523, E-mail: jacques@africa-israel.com

AFRICA ISRAEL INVESTMENTS LTD
Registered Number 520005067
The Corporation' securities are listed for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

T091
Public

Transmission date:
August 06, 2006
Ref: 2006-01-069076

Messrs.	Messrs.
Israel Securities Authority	The Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate report on the appointment of a senior officer (apart from a director and apart from an individual appointed by a corporation which is a director)

Regulation 34(b) of the Securities Regulations
(Periodic and Immediate Reports), 5730-1970

Explanation: If the appointee is also a director, Form T093 only must be completed
Explanation: According to Regulation 34 (d) of the Securities Regulations (Periodic and Immediate Reports) – 5730-1970, together with submitting this form, the state of the senior officers and alternate directors must be submitted in the framework of Form T097

1. Family and first name: Yaron Harari
   Type of identification Number.: *Id No.*
   Id. No.: *23776321*
   Citizenship / Country of incorporation or registration: *Private individual with Israeli citizenship*
   Country of citizenship / incorporation or registration: ________________

2. Date of Birth: *July 13, 1968*

3. Address for submitting correspondence: 38 HaShofar St., Petah Tikva

4. Date of start of service: *August 06, 2006*

5. The position to which he was appointed:

Internal Auditor	

6. The previous position in the Company prior to the appointment:

Other	*Deputy Internal Auditor*

7. Academic education:

Description	Field	Name of Academic institution
Bachelor	*Accounting and Economics*	*Bar-Ilan University*

Other education and professional certificates:
Certified Accountant

8. Main occupations over the past 5 years:

The function filled	Place of work	Period that he filled the function
Deputy Internal Auditor	*Africa Israel Investments Ltd.*	*1998 to now*

9. The senior officer *fulfills* other functions in the Corporation, in a subsidiary, or in an interested party

Explanation: *If he fulfills other functions in the Corporation, in its subsidiary or with an interested party in it, please provide details.*

Mr. Yaron Harari *fulfills the function of Internal Auditor at Africa Israel Investments Ltd. Subsidiries, including public companies: Africa Israel Housing Ltd., Africa Israel Hotels Ltd., Danya Cebus Ltd. and Africa Israel Properties Ltd.*

10. The senior officer *is not* a member of the family of another senior officer or another interested party in the Corporation.

Explanation: *If he is a member of the family of another senior officer or of another interested party in the Corporation, please provide details.*

11. Is the senior officer is the CEO: He ____________ in the securities of the Corporation, of the subsidiary or of a related company.

Explanation: *If the senior officer is the CEO, details whether he holds securities in the Corporation, in a subsidiary or in a related company and complete the value from the table which is not a compulsory field.*

Reference numbers of precedent instruments on the subject (mention does not constitute a generalization by way of referral):

Previous names of reporting entity:

Form restructuring date: June 4, 2006

Exemptive No. 82-34865

AFRICA ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

T097
Public

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

Transmission date:
August 06, 2006
Ref: 2006-01-069109

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON SENIOR OFFICE HOLDERS' NOMINAL ROLL

Regulation 34(D) of the Securities Regulations (Periodic and Immediate Reports), 5730 – 1970
Please note that the definition of a senior office holder per the Securities Regulations (Periodic and Immediate Reports), 5730 – 1970, also includes, inter alia, a director.

The following is a nominal roll of senior office holders and alternate directors in the corporation as of August 06, 2006

Name	Type of identity number	Identity number	Office
Lev Leviev	Identity card number	14224497	Chairman of the Board of Directors
Chaim Erez	Identity card number	09415142	Director
Itzhak Forem	Identity card number	30583496	Director
Rachel Bolton	Identity card number	50077197	External director
Avraham Asheri	Identity card number	954768	External director
Pinchas Cohen	Identity card number	050594365	CEO
Avraham Nota	Identity card number	010941342	*Other* VP Business Development
Yoram Keren	Identity card number	005558721	*Other* Director of Housing Division
Uriel Azran	Identity card number	57898876	*Other* Director of Properties Division
Jacques Zimmerman	Identity card number	011829090	*Other* Company Secretary
Yaron Harari	Identity card number	23776321	Internal Auditor
Ronit Cohen-Nissan	Identity card number	24218257	Comptroler
Eitan Haber	Identity card number	008156838	Director
Shmuel Shkedi	Identity card number	01093913	Director
Nadav Grinshpon	Identity card number	028988715	Director
Shaul Gliksberg	Identity card number	57082539	*Other* Chief Financial Officer
Zvia Leviev Elazarov	Identity card number	034191601	*Other* VP Marketing

Reference numbers of precedent instruments on the subject (mention does not constitute a generalization by way of referral):

Previous names of reporting entity:

Form restructuring date: June 4, 2006

Electronic reporting party's name: Zimmerman Jacques, Position: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523, E-mail: jacques@africa-israel.com

Exemptive No. 82-34865

AFRICA ISRAEL INVESTMENTS LTD
Registered Number 520005067
The Corporation' securities are listed for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

T091
Public

Transmission date:
August 06, 2006
Ref: 2006-01-069103

Messrs.
Israel Securities Authority
www.isa.gov.il

Messrs.
The Tel-Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate report on the appointment of a senior officer (apart from a director and apart from an individual appointed by a corporation which is a director)

Regulation 34(b) of the Securities Regulations
(Periodic and Immediate Reports), 5730-1970

Explanation: If the appointee is also a director, Form T093 only must be completed
Explanation: According to Regulation 34 (d) of the Securities Regulations (Periodic and Immediate Reports) – 5730-1970, together with submitting this form, the state of the senior officers and alternate directors must be submitted in the framework of Form T097

1. Family and first name: *Azran Uriel*
Type of identification Number.: *Id No.*
Id. No.: *57898876*
Citizenship / Country of incorporation or registration: *Private individual with Israeli citizenship*
Country of citizenship / incorporation or registration: ____________

2. Date of Birth: *December 13, 1962*

3. Address for submitting correspondence: 10 Sapir St., Avnei-Hefetz, North Shomron 44861

4. Date of start of service: *August 06, 2006*

5. The position to which he was appointed:

Other	*Director of Properties Division*

6. The previous position in the Company prior to the appointment:

Internal Auditor	

7. Academic education:

Description	Field	Name of Academic institution
Bachelor	*Business Administration and Accounting*	*College of Management*

Other education and professional certificates:

____

8. Main occupations over the past 5 years:

The function filled	Place of work	Period that he filled the function
Internal Auditor	*Africa Israel Investments Ltd.*	*1998 to now*

9. The senior officer *does not* fulfill other functions in the Corporation, in a subsidiary, or in an interested party

Explanation: *If he fulfills other functions in the Corporation, in its subsidiary or with an interested party in it, please provide details.*

____

10. The senior officer *is not* a member of the family of another senior officer or another interested party in the Corporation.

Explanation: *If he is a member of the family of another senior officer or of another interested party in the Corporation, please provide details.*

____

11. Is the senior officer is the CEO: He __________ in the securities of the Corporation, of the subsidiary or of a related company.

Explanation: *If the senior officer is the CEO, details whether he holds securities in the Corporation, in a subsidiary or in a related company and complete the value from the table which is not a compulsory field.*

____

Reference numbers of precedent instruments on the subject (mention does not constitute a generalization by way of referral):

Previous names of reporting entity:

Form restructuring date: June 4, 2006

Electronic reporting party's name: Zimmerman Jacques, Position: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523, E-mail: jacques@africa-israel.com

AFRICA ISRAEL INVESTMENTS LTD
Registered Number 520005067
The Corporation' securities are listed for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

T094
Public

Transmission date:
August 06, 2006
Ref: 2006-01-069058

Messrs.
Israel Securities Authority
www.isa.gov.il

Messrs.
The Tel-Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate report regarding a senior position who discontinued serving in the Company

Regulation 34(a) of the Securities Regulations
(Periodic and Immediate Reports), 5730-1970

Explanation: According to Regulation 34 (d) of the Securities Regulations (Periodic and Immediate Reports) – 5730-1970, together with submitting this form, the state of the senior officers and alternate directors must be submitted in the framework of Form T097

1. First name: *Uriel*

Name of corporation / family name: *Azran*
Type of identity number: *Identity card number*
Id. No.: *57898876*
Citizenship / Land of incorporation or registration: *Private individual with Israeli citizenship*

Country of citizenship / incorporation or registration: ____________

2. The position discontinued:

1	*Internal Auditor*	

Explanation: The following details should be completed, if discontinued serving in the position of a director appointed by a corporation which is a director.

Name of the corporate director who appointed the individual: ____________

Type of Id. No.: ____________

Id. No.: ____________

Citizenship / country of incorporation or registration: ____________

Country of citizenship / incorporation or registration: ____________

3. The date in which he discontinued serving: *August 06, 2006.*
   Date of start of service: *December 14, 1997*

4. To the best of the Corporation's knowledge the retirement: *is not connected with circumstances which should be brought to the attention of the holders of securities of the Corporation*

____

Explanation: If the resignation is due to circumstances which should be brought to the attention of the Corporation's Securities Holder, they should be detailed.

5. Method of termination of service: *resignation.*

____

6. The function that he continues serving in the Corporation: *Director of Properties Division*

Explanation: Should he serve as an electronic signatory, this should be reported on Form T300 concurrently.

7. Will the senior officer continue after his retiring to be:

   a. An interest party *no*
   b. A senior officer *yes*

   If so, please give details.
   Director of Properties Division

8. Was the director who retired one with special accounting and financial expertise (within the meaning of the Directive of the Authority in accordance with Section 36a of the Securities' Law – 1968): ______________

9. The following is a wording of the notice on the resignation of the external director and the reasons for his resignation

____

____

Explanation: Should be completed only in the case of the resignation of an external director.

10. The date and time the Corporation first knew about the event or the interest subject of this report was on: *August 06, 2006* at *12:00 a.m.*.

Explanation: Should he no longer serve as an electronic signatory, this should be reported on Form T301 concurrently.

Reference numbers of precedent instruments on the subject (mention does not constitute a generalization by way of referral):

Previous names of reporting entity:

Form restructuring date: June 4, 2006

Electronic reporting party's name: Zimmerman Jacques, Position: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523, E-mail: jacques@africa-israel.com

AFRICA ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.com

T049
Public

Transmission date:
May 18, 2006
Ref: 2006-01-063063

Messrs	Messrs
Securities Authority	Tel-Aviv Stock Exchange
www.isa.gov.il	www.tase.co.il

IMMEDIATE REPORT ON RESULTS OF MEETING TO APPROVE TRANSACTION WITH A CONTROLLING SHAREHOLDER AND/OR TO APPROVE A PRIVATE OFFERING

(Pursuant to Regulation 13 of the Securities_Regulations (Transaction between a Company and a Controlling Shareholder Therein) 5761-2001
Or Regulation 22 of the Securities Regulations (Private Offering of Securities in a Registered Company) 5760-2000
Any additional items of the meeting's agenda should be listed in Clause 3.

1. The following are the results of the general meeting convened on 18/05/2006.

2.

1.
Type of transaction: Other

The Company's contractual arrangement with a relative of the controlling shareholder in an Agreement for the sale of a plot

Summary of the proposed resolution:	To approve the Company's contractual arrangement with Mr. Moshe Leviev (the brother of the Controlling Shareholder in the Company) and his wife, Mrs. Rachel Leviev (hereinafter, jointly: "**the Purchaser**"), in a transaction for the sale of the Company's rights to a capitalized lease from the Israel Lands Administration (hereinafter: "**the Administration**") (following development, remittance of capitalization fees and payments to the Administration and a betterment levy) on land situated within a real estate project of the Company in Savyon, on an area of 1,028 m^2 (hereinafter: "**the Plot**"), in consideration for the sum of NIS 3,400,491 (including VAT), subject and pursuant to the terms of the sale

	Agreement, which was signed with the Purchaser, in the customary version at the Company (hereinafter: "**the Sale Agreement**"). The resolution for approving the contractual arrangement in the Sale Agreement, as stated above, was approved by the Company's Board of Directors, after it had been approved by the Audit Committee, in the meetings said committees held on March 24, 2006.

The Meeting resolved: To approve
The number of shares that participated in the vote: 40,861,863
The number of shares that voted in favor: 40,607,109
The number of shares that voted against: 255,204
The percentage of opposed votes out of the total voting shares: 0.62%
The voting percentage in favor of approving the transaction, out of the total voters who do not have a personal interest in the transaction: 93.68%
The percentage of those opposed, who do not have a personal interest in the transaction, out of the total voting rights in the Company: 0.52%

3. Resolutions adopted by the meeting on other items on its agenda:

To approve the appointment of Mrs. Rachel Bolton for an additional term of office as an outsider director at the Company, for an additional three years.

The number of shares that participated in the vote: 38,568,760
The number of shares that voted in favor: 38,361,036
The number of shares that voted against: 207,724
The percentage of opposed votes out of the total voting shares: 0.57%
The voting percentage in favor of approving the transaction, out of the total voters who do not have a personal interest in the transaction: 88.03%
The percentage of those opposed, who do not have a personal interest in the transaction, out of the total voting rights in the Company: 0.42%

4. This report is submitted further to the following report/s

Report	Publication date	Reference number
Emendatory	**09/04/2005**	**2006-01-038586**

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 30/03/2006

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh, Yehud 56470, Tel: 03-5393586, 03-5393535, Fax: 03-5393523 E-mail: Jacques@africa-israel.com

AFRICA ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the
Tel-Aviv Stock Exchange

T076
Public

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehuda 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.com

Transmission date:
May 16, 2006
Ref: 2006-01-061059

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON CHANGES IN HOLDINGS OF INTERESTED PARTIES

Regulation 33 (A) of the Securities Regulations (Periodic and Immediate Reports), 5730 - 1970

Note: This form is intended for reporting a change in the holdings of an interested party at the reported corporation only. For reporting changes in the holdings of the interested party at a subsidiary or a company associated with the reported corporation, use Form T-121.

1
Name of corporation/ surname and first name of holder: **Lev Leviev**

Type of identity number: Identity card number
Holders' identity number: 014224497
Is the referenced account a nostro type account belonging to a banking corporation or an insurer? No.
Does the holder serve as a representative, for the purpose of reporting, of a number of shareholders holding the securities of the corporation jointly with him?: No.
Citizenship/ country of incorporation or registration: Private individual with Israeli citizenship
Country of citizenship / incorporation or registration: ___________
Stock exchange security number: 611012
Name and type of security: Ordinary share of NIS 0.1 n.v.

Nature of change: _________ Increase due to return of borrowed securities
______

Date of change: May 16, 2005
Transaction quotation: 0 currency agoroth
Being Treasury Stock or securities convertible into Treasury Stock : No
Balance (in quantity of securities) in most recent report: 37,380,349.26
Change in quantity of securities: 325,200
Explanation: to the extent that a decrease in quantity is reported, a negative value should be specified, i.e. with the "-" (minus) sign.
Current balance (in quantity of securities): 37,705,549.26
Rate of holding subsequent to change: In equity: *76.83%*; in voting power: *76.83%*

Rate of holding subsequent to change, fully diluted: In equity: *74.24%*; in voting power: *74.24%* Number of Note: 1

Note: If an increase value was chosen due to enforced acquisition of borrowed securities or if a decrease value was chosen due to enforced sale of borrowed securities, then any borrowed securities that were not returned to the lender and the act of borrowing thus became enforced acquisition and the act of lending thus became enforced sale.

No.	Note
1	The change in holdings, as set forth above, is a change in the holdings of a company owned and controlled by Mr. Lev Leviev.

1. If the entire consideration was not paid on the date of change, please specify the date of completion of payment

   ______

2. If the change is by way of execution of the borrowing letter, please give details of the manner of conclusion of the borrowing

   ______

Explanation: Please specify the rates of holding having regard to all the securities held by the party at interest.

3. Date and time at which the corporation first learned of the event or the matter: May 16, 2006 at 14:00

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 30/03/2006

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh, Yehud 56470, Tel: 03-5393586, Fax: 03-5393523 E-mail: Jacques@africa-israel.com

AFRICA ISRAEL INVESTMENTS LTD
Registered Number 520005067
The Corporation's securities are listed for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

T053
Public

Transmission date:
May 14, 2006
Ref: 2006-01-058104

Messrs	Messrs
Securities Authority	Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

IMMEDIATE REPORT ON EVENT OR ISSUE WHICH DEVIATES FROM THE CORPORATION'S NORMAL ISSUES

Regulation 36(a) to the Securities' Regulations (Periodic and Immediate Reports), 5730-1970

Nature of the event: Candidate for the position of Company CEO

1. The Company hereby announces that the chairman of the Board of Directors at the Company, Mr. Lev Leviev, has announced his intention to submit for approval by the Company's Board of Directors at its next meeting, the appointment of Mr. Erez Meltzer to the position of Company CEO.

   Mr. Meltzer (49) has been serving as president and CEO of Netafim for over four years. Prior to this position, Mr. Meltzer served as president and CEO of Creo Scitex.

---

2. Date and time at which the Corporation first knew of the event or matter: May 14, 2006 at 09:15.

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous names of reporting entity:

Form restructuring date: 30 March 2006

Electronic reporting party's name: Zimmerman Jacques, Position: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523, E-mail: jacques@africa-israel.com

AFRICA ISRAEL INVESTMENTS LTD
Registered Number 520005067
The Corporation's securities are listed for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

T121
Public

Transmission date:
May 11, 2006
Ref: 2006-01-056778

Messrs	Messrs
Securities Authority	Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Correcting Report to the faulty report which was sent on May 10, 2006, whose reference number is: 2006-01-056307.

The error: The par value of the shares pursuant to the Private Offering by the Company is NIS 0.1, and not as indicated in the original report.

The reason for the error: Typographical error.

The main correction: Amending the Immediate Report in a manner that clarifies that the par value of the shares pursuant to the Private Offering by the Company is NIS 0.1.

IMMEDIATE REPORT

Explanation: It is forbidden to use this form when a form adapted to the reported event exists
Nature of the event: Completion of a private offering of the Company's shares

The Company hereby announces that, pursuant to the Company's Immediate Reports dated April 23, 2006 (Ref. 2006-01-044361) and April 26, 2006 (Ref. 2006-01-047091), on May 10, 2006, the Company completed a private offering of its shares, which was directed primarily at institutional investors, in Israel and abroad. Accordingly, on May 10, 2006, the Company issued 1,573,030 ordinary shares of NIS 1.0 par value each in consideration for NIS 246 per share.
File attached ________

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous names of reporting entity:

Form restructuring date: 30 March 2006

Electronic reporting party's name: Zimmerman Jacques, Position: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523, E-mail: jacques@africa-israel.com

AFRICA ISRAEL INVESTMENTS LTD
Registered Number 520005067
The Corporation's securities are listed for trading on the Tel-Aviv Stock Exchange

T053
Public

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

Transmission date:
May 10, 2006
Ref: 2006-01-055839

Messrs	Messrs
Securities Authority	Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

IMMEDIATE REPORT ON EVENT OR ISSUE WHICH DEVIATES FROM THE CORPORATION'S NORMAL ISSUES

Regulation 36(a) to the Securities' Regulations (Periodic and Immediate Reports), 5730-1970
Nature of the event: Agreement for the sale of real estate in Florida

1. The Company hereby announces that 6 foreign subsidiaries of the Company, which are registered in Florida, USA (in which the Company holds 65% of the rights in each) (hereinafter, jointly: the Purchaser), in an Agreement for the sale of the Sellers' rights in several nearby parcels of land, which are located in Miami, on a total area of 309,000 square feet (approx. 28,700 m^2), in consideration for $88.7 million (subject to adjustment of the consideration in accordance with the results of the measurement of the areas of the parcels being sold by the Purchaser).

   As is customary in similar transactions in the USA, the Purchaser is entitled to conduct various examinations of the parcels being sold and the rights of the Sellers therein for a limited period of approximately 60 days following the signing of the Agreement (hereinafter: "the Examination Period"), as well as to announce termination of the Agreement during the Examination Period, without this constituting a violation of the Agreement. It should be further noted that, pursuant to the provisions of the Agreement, if the Sale Agreement is violated by the Purchaser, the Sellers are entitled to forfeit a deposit of between 1 and 4 million dollars (US), which the Purchaser has deposited and/or shall deposit in Trust, as agreed compensation for their damage, the exact deposit amount shall be determined in accordance with the actual length of the Examination Period). In accordance with the terms of the Sale Agreement, the transaction shall be consummated following the passage of 30 days from the end of the Examination Period, or on an earlier date to be determined by the Purchaser.

   If and when this transaction is consummated, the Company is expected to record for same in the financial statements a profit (after tax) of approximately $19 million (US). This forecast is forward-looking information, which may not materialize, inter alia, due to the cancellation of the Sale Agreement by the Purchaser during the Examination Period or even in the case of its violation by the Purchaser

2. Date and time at which the Corporation first knew of the event or matter:
May 09, 2006 at 21:00.

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous names of reporting entity:

Form restructuring date: 30 March 2006

Electronic reporting party's name: Zimmerman Jacques, Position: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523, E-mail: jacques@africa-israel.com

10.5.06 - אירוע מהותי.doc

AFRICA ISRAEL INVESTMENTS LTD
Registered Number 520005067
The Corporation's securities are listed for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

T053
Public

Transmission date:
May 09, 2006
Ref: 2006-01-055701

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange Ltd.
www.tase.co.il

IMMEDIATE REPORT ON EVENT OR ISSUE WHICH DEVIATES FROM THE CORPORATION'S NORMAL ISSUES

Regulation 36(a) to the Securities' Regulations (Periodic and Immediate Reports), 5730-1970
Nature of the event: Concluding the term of office of the Company CEO

1. The Company hereby announces that the chairman of the Board of Directors of the Company, Mr. Lev Leviev, and the Company CEO, Mr. Pinchas Cohen, have reached an agreement whereby Mr. Cohen will conclude his term of office during the third quarter of 2006. The exact conclusion date has not yet been determined. The retirement does not involve circumstances that must be brought to the knowledge of the people who hold Company securities.
   The chairman of the Board of Directors has announced that, at the next Board meeting, he shall present his appointment of a candidate to the position of Company CEO, who shall have proven managerial experience and the appropriate qualifications to lead the Company.

2. Date and time at which the Corporation first knew of the event or matter:
   May 09, 2006 at 14:00.

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous names of reporting entity:

Form restructuring date: 30 March 2006

Electronic reporting party's name: Zimmerman Jacques, Position: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523, E-mail: jacques@africa-israel.com

AFRICA ISRAEL INVESTMENTS LTD
Registered Number 520005067
The Corporation's securities are listed for trading on the Tel-Aviv Stock Exchange

T102
Public

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

Transmission date:
May 08, 2006
Ref: 2006-01-053847

Messrs	Messrs
Securities Authority	Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report on an Amendment to a Memorandum and/or the Articles of Association

Regulation 31C of the Securities Regulations (Periodic and Immediate Reports), 5730-1970

1. On May 7, 2006, it was resolved at the General Meeting to amend the Corporation's Articles of Association.

2. Nature of the amendment:
   Amending the Corporation's Articles of Association, as set forth in the amended text attached hereto.

3. Text of the amendment:
   See the amended text of the Company's Articles of Association attached hereto.

4. The amendment becomes effective on May 7, 2006.

5. Attached are the Articles following the amendment:
   isa.pdf_7_5_06_takanon_hadash_Africa_Israel

6. Attached is the Memorandum following the amendment:_________

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):
2006-01-053286 2006-01-040383

Previous names of reporting entity:

Form restructuring date: 30 March 2006

Electronic reporting party's name: Zimmerman Jacques, Position: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523, E-mail: jacques@africa-israel.com

ARTICLES

OF

AFRICA ISRAEL INVESTMENTS LIMITED

Introduction

1. In these Articles, unless the context otherwise requires -

"Person" or "Persons"	-	Including a corporation;
"In Writing"	-	In handwriting, print, or in any other manner that can be read;
"Shareholder"	-	Whoever is a shareholder as in Article 15 of these Articles on the Record Date as per section 182 of The Companies Law, if there is a Record Date for such matter;
"Registered Shareholder"	-	The shareholder registered in the Shareholders Register of the Company;
"Non-Registered Shareholder"	-	A shareholder within the meaning of section 177(1) of the Law;
"The Company"	-	Africa Israel Investments Limited
"The Law" or "The Companies Law"	-	The Companies Law 5759-1999, as from time to time in force, and also the Regulations issued by virtue thereof;
"The Secretary"	-	Whoever may be appointed as Secretary of the Company;
"The Register" or "The Shareholders Register"	-	The register of shareholders of the Company that is required to be maintained in accordance with the Law;
"The Office" or "The Registered Office"	-	The office of the Company, the address of which is from time to time registered with the Registrar;
"The Ordinance" or "The Companies Ordinance"	-	The Companies Ordinance (New Version), 5743-1983, as from time to time in force, and also the Regulations issued by virtue thereof;

"Special Majority"	- A majority of seventy five percent (75%) of the votes of the shareholders present at a General Meeting, who are entitled to vote and who voted at such Meeting, without taking abstentions into account;
"Simple Majority"	- A Simple Majority of the votes of the shareholders present at a General Meeting, who are entitled to vote and who voted at such Meeting, without taking abstentions into account;
"Year" or "Month"	- In accordance with the Gregorian calendar;
"Corporation"	- A company, partnership, cooperative society, association and any other body of persons whether incorporated or unincorporated;
"These Articles" or "The Articles"	- The Articles of Association in the version of this document, as from time to time amended;

1.1. Any expression in these Articles which is not defined in these Articles above, shall have the meaning designated to it in the Companies Law, unless this may involve any contradiction to the subject written or its content; words in the singular - shall mean also the plural, and vice versa, words in masculine gender - shall mean also feminine gender.

1.2. The headings in these Articles are meant for the purpose of convenience only and shall not be used for the construction of these Articles.

1.3. In any place in these Articles which provides that the provisions thereof shall apply subject to the provisions of the Ordinance and/or subject to the provisions of the Companies Law and/or subject to the provisions of any law, the intention is to provisions of the Ordinance and/or provisions of the Companies Law and/or provisions of any law, which are not elective, unless the context otherwise demands.

1.4. Provisions, which in accordance with the Companies Law are elective, shall apply to the Company, to the extent that it is not otherwise provided in these Articles and to the extent that there is no contradiction between them and between the provisions of these Articles.

Name of the Company

2. The name of the Company is as follows:

2.1. In Hebrew – (Hebrew name)

2.2. In English - AFRICA ISRAEL INVESTMENTS LTD.

Limitation of Liability

3. The liability of the shareholders is limited as specified in the Memorandum of Association of the Company.

Objects of the Company

4. The objects of the Company are as specified in the Memorandum of Association of the Company.

Donations

5. The Company may donate reasonable amounts for deserving causes, even though the donation is not within the framework of the business considerations of the Company. The Board or any person authorized by the Board may, at its discretion, fix rules as to the grant of such donations by the Company.

Business

6. The Company may, at any time, engage in any branch or kind of business in which it is, expressly or by implication, authorized to engage in accordance with its objects. The Company may also cease to engage in such businesses, whether or not it has commenced to engage in such branch or kind of business.

Registered Office

7. The Registered Office of the Company shall be the address that the Board may from time to time determine.

The Articles

8. The Company may alter these Articles by resolution carried at a General Meeting by a Special Majority.

9. A resolution carried at a General Meeting by the majority required for alteration of the Articles, which alters any provision of the provisions of these Articles, shall be deemed to constitute a resolution for the alteration of these Articles even though not expressly stated in the resolution.

10. The company may limit by contract its authority to alter the Articles or any provision thereof, if a resolution so to do is adopted by a General Meeting by the majority required for alteration of the provisions of the Articles. A resolution adopted as aforesaid shall have the force of a resolution for alteration of the Articles.

11. Subject to the provisions of the Companies Law, alterations of these Articles shall be valid as from the date of adoption of the resolution by the Company or from such later date as may be determined in the resolution.

Registered Share Capital

12. The registered share capital of the Company is NIS 1,000,000 divided into 10,000,000 Ordinary Shares of par value NIS 0.1 each (hereinafter - "The Ordinary Shares"). The Company may alter the registered share capital in accordance with the provisions of the Companies Law and of these Articles.

The Shares

13. Every Ordinary Share entitles the owner thereof to the right to participate at the General Meeting of the Company and to one vote in respect of each share.

14. Every Ordinary Share entitles the owner thereof to participate in the distribution of dividend, to bonus shares and to participation in the surplus assets of the Company upon liquidation, proportionately to the par value of each share, without taking into consideration any premium paid in respect thereof, all the aforesaid subject to the provisions of these Articles.

15.

15.1.

15.1.1. A shareholder is any person who is registered as a shareholder in the Shareholders Register, any person to whose credit a share is registered with a member of the Stock Exchange and such share is included among the shares registered in the Shareholders Register of the Company in the name of a Nominee Company, and any person who holds a Share Certificate issued by the Company, if issued.

15.1.2. A shareholder who is a trustee must notify trusteeship to the Company, and the Company shall register such person in the Shareholders Register with a note as to his trusteeship, and for the purpose of The Companies Law he shall be deemed to be a shareholder. Without derogating from the aforesaid, the Company shall recognize the trustee, as aforesaid, as a shareholder, for all intents and purposes, and shall not recognize any other person whomsoever, including the beneficiary, as the owner of any right whatsoever to the share. The aforesaid shall not apply to a shareholder within the meaning of section 177(1) of The

Companies Law unless the shareholder is subject to notification duty pursuant to other provisions of law.

15.2. Without derogating from the aforesaid, and subject to the provisions of these Articles, apart from shareholders of the Company, as aforesaid in Article 15.1 above, no person will be recognized by the Company as the owner of any right whatsoever to a share and the Company will not be bound and will not recognize any beneficial right in accordance with the laws of equity or trustee relations or a future or partial right to any share or any beneficial right in a fraction of a share or any other right in respect of a share, but only the right of the shareholder as aforesaid in Article 15.1 above to the share in its entirety.

Share Certificates

16. The certificates evidencing the right of ownership to shares shall bear the stamp of the Company and the signatures of two of the following officials: a Director, the CEO of the Company and the Secretary of the Company or the signatures of any two persons authorized by the Board for such purpose.

The Board may resolve that a signature or signatures as aforesaid may be effected by any mechanical means, as may be determined by the Board.

17. Except in the event that the conditions of the issuance of shares otherwise provide:

17.1. Every registered shareholder is, at his request, entitled to receive from the Company within a period of two months following the allotment or the registration of transfer, as the case may be, one certificate evidencing his ownership of the shares registered in his name, or, with the consent of the Company, several such certificates.

17.2. A Nominee Company is, at its request, entitled to receive from the Company within a period of two months following the allotment or the registration of transfer, as the case may be, one certificate evidencing the number of shares and class of shares registered in its name in the Shareholders Register, or, with the consent of the Company, several such certificates.

The Company will not issue Share Certificates, as aforesaid, unless requested to do so by a registered shareholder or by the Nominee Company, as the case may be.

18. Subject to the provisions of the Companies Law, there shall be detailed in every certificate the number of shares in respect of which the certificate was issued, their serial numbers and their par value.

19. A certificate which relates to a share registered in the name of two or more persons, shall be delivered to the person whose name appears first in the

Shareholders Register in respect of such share, unless all the registered shareholders of such share shall direct the Company, in writing, to deliver the certificate to another of the registered shareholders.

20. If a share certificate is destroyed, spoiled, lost or damaged, the Company may cancel the certificate and issue a new certificate in place thereof, provided that the Share Certificate is delivered to and destroyed by the Company, or that it is proved to the satisfaction of the Secretary or such person authorized for such purpose by the Board, that the certificate has been lost or destroyed and that the Company has received security to the satisfaction of the Secretary, or of such person authorized for such purpose by the Board, against any possible damage. The Company may demand that in respect of every certificate issued pursuant to this Article a reasonable sum shall be paid as may be determined by the Board, from time to time.

Payments for Shares and Calls for Payment

21. The Board may from time to time call for payment by the shareholders of payments as the Board may deem fit on account of the moneys not yet paid up on their shares, including a premium, which in accordance with the terms of the allotment are not due to be paid up on fixed dates. Every shareholder is bound to pay the amount demanded of him as aforesaid on its due date and at the place fixed by the Board. The call for payment may provide for payment by installments.
A call for payment shall be deemed as made on the day of the resolution of the Board approving the call.

22. Notice of every call for payment, stating the date (that shall be at least fourteen (14) days from the date of the Notice), the place for payment and to whom payment is to be effected, provided that prior to the date for payment of the amount called, the Board, by notice to the shareholders, may cancel the call for payment or extend the date for payment.

23. If in accordance with the terms of the issuance of any share, or in any other manner, any amount is due to be paid up, on a fixed date or by installments on fixed dates, whether the payment is made on account of the par value of the share or as a premium, the entire amount or installment as aforesaid when due shall be paid as if payment had been duly called by the Board and notice thereof had been duly given and all the provisions of these Articles relating to calls for payment shall apply to the amount or installment as aforesaid.

24. At the time of the issuance of any shares, the Board may determine that there shall be a difference between shareholders as to the amounts and dates for payments of the shares.

25. The joint owners of a share will be liable jointly and severally for payment of all amounts and calls for payment demand in respect of such share.

26. In the event of non-payment of any amount payable in accordance with a call for payment, or on or prior to the day fixed for payment, the person liable for payment shall pay interest thereon at the rate of 8% per annum or interest at such other rate as the Board may fix, including linkage increments to any official Index or linkage increments to the rate of a foreign currency with or without the addition of interest, the aforesaid as may from time to time be determined by the Board (the interest and linkage increments are hereinafter referred to as "The Interest"). The Interest shall be paid in respect of the period from the date fixed for payment until actual payment in full, however the Board may waive the payment of the Interest, in whole or in part.

27. The Board may, at its discretion, receive from any shareholder who so desires on account of his shares, payments not yet called for or of which the due date for payment has not yet arrived, in whole or in part, and may pay interest on amounts paid in advance as aforesaid, or on part of such amounts, up to the date upon which such amounts should have been paid, had they not been paid in advance, at such rate as is determined by the Board.

Forfeit Lien and Charge

28. If any shareholder fails to pay any amount, whether on account of the par value or on account of a premium, that should have been paid in accordance with a call for payment, on the date fixed for such payment, the Board may at any time thereafter, so long as the amount remains unpaid, serve a notice on such shareholder or person who has acquired a right to the share, requiring him to pay the same, together with the Interest accumulated, and all expenses incurred by the Company as a result of such non-payment.

29. The notice shall fix a date (not less than seven (7) days from the date of the notice) and the place for the payment of such amount, together with the Interest and expenses as aforesaid.
The notice shall also state that in the event of non-payment on or prior to the date fixed and at the place fixed in such notice, the shares in respect of which the notice is given are liable to forfeit.

30. If the demands in any such notice are not complied with, then the Board may decide to forfeit the shares in respect of which such notice was given, at any time subsequent to the date fixed in the notice, unless the amount called for, the Interest and expenses due in respect thereof, is paid prior to the forfeiture decision.
The forfeit shall include all dividends declared in respect of the forfeited shares that were not in fact paid prior to forfeit.

31. If a share is forfeited as aforesaid, notice of the decision as in Article 30 above shall be given to the owner of the share forfeited, and the fact of forfeiture and the date thereof shall be entered in the Register. However the validity of the forfeiture will not be affected by the non-delivery of notice and/or non-entry in the Register and/or as a result of any other defect.

32. The Board may act with regard to a forfeited share as the owner thereof, including sale thereof, in accordance with the provisions of The Companies Law and of these Articles.

33. So long a share forfeited has not been sold the Board may cancel the forfeiture on such terms as the Board may deem fit.

34.

34.1. A person whose shares have been forfeited shall cease to be owner of the shares forfeited, and upon forfeiture, all his rights in the Company and any claim or demand that he may have against the Company in relation to the share and the other rights and liabilities between the shareholder and the Company that are attached to a share, shall be revoked, other than those rights and liabilities that are excepted from such rule in accordance with these Articles or are imposed upon the ex-shareholder in accordance with any law.

34.2. The shareholder whose shares have been forfeited will continue to be liable to pay and he shall pay to the Company, without delay, all the amounts, the Interest and expenses due in respect of the said shares or in relation to the shares at the time of forfeiture, plus the Interest from the date of forfeiture until the date of actual payment, at the rate determined by the Board, provided that in the event that the shares forfeited are re-sold, there shall be deducted from the liability of the member whose shares were forfeited the actual amount received from re-sale of the shares.

35. The Company shall have a right of lien and a fixed preferred charge in the first degree on all shares not paid up in full that are registered in the name of every shareholder (alone or jointly with another person) as well as on the proceeds of sale of such shares, as security for the payment due to the Company in respect of the shares. Such lien and charge shall apply also to dividends from time to time declared on those shares. Notwithstanding the aforesaid, the Board may at any time pronounce that any share is released from the provision of this Article.

36. For the purpose of the realization of a lien and/or charge as aforesaid, the Board may sell the shares that are the subject of the lien and/or charge in such manner as the Board may deem fit, provided that no such sale shall be effected except after the elapse of the time for payment, the fulfillment or execution of the liabilities as aforesaid, and after delivery of notice in writing to such shareholder, or to the person who has acquired a right to the shares by reason of the death, bankruptcy or winding up of the shareholder, of the intention to sell the shares, and the shareholder does not pay the debts within seven days of the notice.

34. The provisions of these Articles with regard to forfeiture shall apply also with regard to non-payment of any amount that, in accordance with the terms of the allotment of the share, the time for payment of which at a fixed date has arrived, whether such payment was due to be made on account of the par value of the

share or whether as a premium, as though such payment was to have been paid by virtue of a payment demand duly received and notified.

37. In order to carry out sale following forfeiture, or realization of lien and/or charge, the Board may appoint a person to prepare a deed of transfer of the shares sold, to sign the transfer and to cause the purchaser to be registered in the Register as owner of the shares sold.

38. The net proceeds from the realization of any such sale, after payment of the expenses of sale, shall be applied by the Company on account of the payment of the debts of such shareholder including the debts, undertakings and liabilities the date for payment thereof has not yet arrived. The balance, if any, shall be paid to the shareholder or to those entitled in place of him as aforesaid to a right to the share, subject to the right of the Company to a lien and/or charge, similar to the right of lien and/or charge existing prior to the sale, on the said balance, in respect of debts the date for payment of which has not arrived and which notwithstanding the aforesaid, the Board has decided should be paid of the date of payment

39.

39.1. An affidavit of a director of the Company in accordance with which a particular share has been duly forfeited on the date specified in the affidavit and/or a lien and/or charge on a share has been duly realized, shall constitute conclusive proof of such facts vis-à-vis any person claiming a right to the share, and such affidavit together with a receipt for consideration received, if received, for the sale or transfer of a share, shall confer on the transferee a right to the share.

39.2. The person to whom the share was sold or transferred as aforesaid, shall be registered as the owner of the share, and such person will not be responsible for what is done with the consideration, if any, and his right to the share shall not be prejudiced by reason of any defect or invalidity in the proceedings of forfeiture, sale or transfer, and after his registration in the Register as owner of the shares, no such contention may be raised, nor any appeal against the validity of the sale or transfer.

40. The provisions of these Articles relating to forfeit, lien and charge will not derogate from any remedy available to the company against the shareholder in accordance with The Law of Contract (Remedies for Breach of Contract) 1970 or in accordance with any other law.

Transfer and Transmission of Shares

41. Every transfer of shares registered in the Register in the name of a registered shareholder, including transfer by or to the Nominee Company, shall be made in writing, as specified in article 42 below, provided that the Deed of Transfer shall be signed in handwriting only by the transferor and by the transferee, and

shall be delivered to the Registered Office of the Company or to such other place as may be fixed by the Board for such purpose.

Subject to the provisions of the Companies Law, a transfer of shares shall not be registered in the Register except after a Deed of Transfer shall have been delivered to the Company, as aforesaid; the transferor shall continue to be deemed to be the shareholder of the shares transferred until the registration of the transferee in the Register as shareholder of the shares transferred.

42. A Deed of Transfer of a share shall be made in writing, in the form usual in Israel or in such other form as may be approved by the Secretary or the Board. If the transferor or the transferee is a corporation, a certificate of an advocate or of an accountant with regard to the authority of the signatories on behalf of the corporation must be provided.

43. The Company may close the Shareholders Register for a period fixed by the Board provided that such period shall not exceed thirty days in any year. When the Register is closed, no transfer of shares shall be registered in the Register. Without derogating from the aforesaid, the Board may fix a Record Date so as to enable the Company to determine which shareholders are entitled to a notice or to vote at a General Meeting, or to receive a dividend or any rights allotment or for any other legal purpose.

44. Subject to the provisions of these Articles or to the terms of the issue of shares of any class, shares in the capital of the Company, the consideration for which has been paid to the Company in full, may be transferred without necessity for approval by the Board, except for shares the consideration for which has not been paid to the Company in full, the transfer of which is subject to approval by the Board.

45. Every Deed of Transfer shall be lodged for registration at the Office or any other place as may be fixed by the Board, together with the Share Certificates of the shares to be transferred, if such a Certificate has been issued, and together with any other proof required by the Board as to the proprietary right of the transferor or his right to transfer the shares. Deeds of Transfer that are registered shall remain with the Company but any Deed of Transfer which the Board refuses to transfer, shall be returned to the person who lodged the same, at his request.

46. If the Board refuses to approve the transfer of shares, it shall notify the transferor of the refusal not later than one month from the date of receipt of the Deed of Transfer.

47. The Company shall be entitled to charge a fee for registration of a transfer in a reasonable amount to be fixed by the Board from time to time.

48.

48.1. Subject to the provisions of the Companies Law and to the provisions of these Articles, if there shall be proved to the satisfaction of the Secretary or of a person authorized by the Board for such purpose, the existence of the legal requirements for the transmission of shares

registered in the Register in the name of a registered shareholder, the Company shall recognize the transmission receiver alone as the owner of the right to the said shares. The person entitled to a share as aforesaid shall be entitled to dividends or other rights in respect of the shares as though he was the registered owner of the share, however prior to his registration as shareholder of such share, he shall not be entitled in respect of such share to any right of a shareholder to participation or voting at Meetings of the Company.

48.2. Notwithstanding the aforesaid, in the event of the death of one or more of the joint registered shareholders in whose names shares are registered in the Register, until proof as aforesaid in Article 48.1 above of the right of the transmission receiver as owner of the said shares, the surviving shareholders will be recognized as owners of the right to such shares.

49.

49.1. Subject to the provisions of The Companies Law and of these Articles, the Company shall alter the registration of the ownership of shares in the Shareholders Register in the event that there shall be lodged with the Company a Court Order for the amendment of the Register or if there shall be proved to the Secretary or to a person authorized by the Board for such purpose, to his satisfaction and in the manner determined by him, the existence of the legal requirements for the transmission of the right to the shares, and the Company shall not recognize any right of any person to shares unless his right shall first be proved, as aforesaid.

49.2. Without derogating from the aforesaid, and subject to the provisions of The Companies Law and of these Articles, a person who becomes entitled to a share as in Article 48 above, shall be entitled to transfer the shares in the same way that the registered owner was entitled to do himself, prior to the transmission of the right. The Board may refuse to effect the registration or delay the same, as the Board would have been entitled to do had the registered shareholder himself transferred the share, prior to the transmission of the right.

50. Notwithstanding the aforesaid, the Board may, at any time, demand from any person who has become entitled to shares as in Article 48 above, to be himself registered in the Register or to transfer the share to another person. If such demand is not complied with within 60 days of the date of service, the Company shall be entitled to withhold dividends or other rights in respect of the shares, until compliance with the demand.

If a notice of such demand has been served, this shall be deemed as consent by the Board to register the person entitled to the shares in the Register as owner thereof, without derogating from the right of the Board to refuse its consent to the transfer of the shares to another person as in Article 49 above.

51. The Company may destroy the Deeds of Transfer of shares on the expiration of six years from registration in the Register, the Company may also destroy Share Certificates that have been cancelled on the expiration of three years from their cancellation, and there shall be a *prima facie* presumption that the Deeds of Transfer and Certificates destroyed as aforesaid were fully valid and that the transfers, cancellations and registrations, as the case may be, were correctly effected.

Bearer Shares

52. The Board may issue in respect of a share the consideration for which has been fully paid up, a Share Warrant and the provisions of section 135 of The Companies Law shall apply. The Board may also make provisions with regard to the terms in accordance with which the Share Warrant is issued and may provide, either by vouchers or otherwise, the mode for payment of dividends or the grant of other rights in respect of the shares included in the Share Warrant.

53. A Share Warrant issued by the Company confers on the bearer the right to the shares included in the Warrant; such shares may be transferred by delivery of the Share Warrant to the transferee and the provisions of these Articles concerning transfer of shares shall not apply to the shares included in a Share Warrant.

54. A shareholder who holds a Share Warrant may return the Warrant to the Company for cancellation and conversion into a registered share. Upon cancellation, the name of the shareholder shall be registered in the Shareholders Register with a note of the number of shares registered in his name, as required by The Companies Law.

55. A shareholder who holds a Share Warrant may deposit the Share Warrant at the Office or at any other place fixed by the Board, and after 48 hours from deposit and thereafter for so long as the Share Warrant remains deposited as aforesaid, the depositor shall have the right to sign a demand for the convention of a General Meeting of the Company, to vote thereat and to utilize all the other rights conferred upon shareholders as any General Meeting convened as though his name was registered in the Shareholders Register, as owner of the shares included in the Share Warrant. Only a single person shall be recognized as the depositor of any particular Share Warrant. The Company shall return the Share Warrant to the depositor within 48 hours of the receipt of a demand in writing from the depositor for the return of the Share Warrant.

56. Except if otherwise expressly provided in these Articles, a person who holds a Share Warrant may not sign a demand for the convention of a General meeting of the Company or to participate or vote at a General Meeting and may not utilize the other rights of a shareholder at General Meetings of the Company.
However the holder of a Share Warrant shall be a shareholder of the Company and, in all other respects, shall possess all the rights as though his name was registered in the Shareholders Register as the owner of the shares included in the Share Warrant.

57. The Board may, if it deems fit, from time to time, determine and alter the terms for the issue of a Share Warrant, including a new Share Warrant or coupon in place of a Share Warrant or coupon issued by the Company in the past.
However the Board shall not issue a Share Warrant or coupon, as aforesaid, unless the former coupon or Share Warrant together with all the coupons issued in respect thereof and which have not yet been paid, are delivered to the Company for cancellation, or if it is proved to the satisfaction of the Board that they have been destroyed or if the Board agrees at its absolute discretion, and security or indemnity is furnished to the Company to the complete satisfaction of the Board, to cover any damage that may be occasioned as a result.

Alteration of Capital

58. The Company may, by resolution carried at a General Meeting by a Special Majority, increase the registered share capital of the Company, by classes of shares, as it may determine.
The new shares shall be such amount divided into shares of such par value, and on such terms, provisions, rights or limitations as the General Meeting may direct in the resolution creating the new shares, and if not determined – as may be fixed by the Board. The aforesaid includes the right of the Company to create shares with preference rights, or deferred or excess rights, with regard to dividend, participation in assets in winding up, or in voting, as well as without part of such rights, or in connection with other matters, as the Company may from time to time determine provided that the rights attached to the new shares shall be equal to the rights attached to the existing shares of the same class in the capital of the Company.

59. Unless otherwise determined in the resolution approving the increase of share capital, all the new capital shall be regarded as part of the original share capital of the Company and the new shares shall be subject to the same provisions relating to payment of calls for payment, or amounts or installments at fixed times, transfer, transmission, forfeit, lien and/or charge and other matters, which relate to the existing shares in the capital of the Company.

60. Unless otherwise determined in the resolution approving the increase of share capital and subject to the provisions of these Articles, shares out of the original or the increased capital of the Company shall be issued to such persons and upon such terms as may be decided by the Board at its absolute discretion, subject to the provisions of these Articles.

61. Subject to the provisions of The Companies Law, the Company is entitled, by resolution carried at a General Meeting by a Special Majority:

61.1. To consolidate all or part of its shares and to divide them into shares of a greater par value than the par value of the existing shares;

61.2. To split all or part of its shares, by way of subdivision, into shares of lesser par value than the par value of the existing shares;

61.3. To decrease the capital of the Company and any reserve fund for redemption of capital.

For the execution of any resolution as aforesaid, the Board may, at its discretion, resolve any difficulty that may arise in connection therewith.

62. Without derogating from the generality of the authority of the Board, as aforesaid, if as a result of the consolidation or split, as aforesaid, fractions of a share shall stand to the credit of the any shareholders, the Board is authorized at its discretion, to act as follows:

62.1. To allot to every shareholder whom the consolidation and/or split leaves with a fraction of a share, shares of the class that existed prior to the consolidation and/or split, in such quantity which, when consolidated with the fraction, will constitute one whole share, and such allotment shall be deemed to be valid immediately prior to the consolidation or split, as the case may be.

62.2. To determine the manner in which the amounts to be paid for shares allotted as aforesaid in Article 62.1 above, shall be paid up, including the manner in which amounts may be paid up on account of bonus shares.
The provisions of article 62.5 below shall apply with regard to fractions of a consolidated share with regard to which non-entitlement to shares has been determined.

62.3. To determine that the owners of fractions of shares shall not be entitled to receive a consolidated share in respect of a fraction of a consolidated share.

62.4. To determine that shareholders shall not be entitled to receive a consolidated share in respect of a fraction of a consolidated share of a determined par value or less than same, and that they shall be entitled to receive a consolidated share in respect of a fraction of a consolidated share the par value of which is greater than such par value.

62.5. To determine that fractions of shares that do not entitle their owners to a consolidated share, shall be sold by the Company and that the consideration for the sale be paid to the beneficiaries, on the terms and in the manner which may be determined.

63. The Company may, by resolution carried at a General Meeting, by a Simple Majority, cancel registered share capital that has not yet been issued, provided that the Company has no undertaking, including a conditional undertaking, to allot such shares.

Modification of Rights

64. At any time during which the share capital is divided into different classes, the Company may by resolution carried at a General Meeting, by a Special Majority, except if the terms of the issuance of the shares of such class otherwise provide, cancel, convert, expand, supplement, restrict, amend or otherwise modify the rights of a class of shares of the Company, provided that the consent thereto, in writing, of all the shareholders of such class shall be received or that the resolution shall have been approved by a General Meeting of the shareholders of such class by a Special Majority, or in the event that it was otherwise provided in the terms of the issuance of a particular class of the shares of the Company, as may have been provided in the terms of issuance of such class.

65. The rights conferred upon the shareholders or owners of a class of shares, whether issued with ordinary rights or with preference rights or with other special rights, shall not be deemed to have been converted, restricted, prejudiced or altered in any other manner by the creation or issuance of additional shares of any class, whether of the same degree or in a degree different or preferred to them, nor shall they be deemed to have been converted, restricted, prejudiced or altered in any other manner by a change of the rights linked to any other class of shares, unless otherwise expressly provided in the terms of the issuance of such shares.

66. The provisions determined by these Articles with regard to General Meetings shall apply, with the necessary changes, to any Class Meeting provided that the legal quorum at a Class Meeting shall be constituted by the presence at the opening of the meeting, in person or by proxy, of at least two (2) shareholders holding at least twenty five percent (25%) of the issued shares of that class. However if be a legal quorum as aforesaid is not present, the Class Meeting shall be adjourned for one week, to the dame day, at the same time and at the same place or to a later date or another place if so specified in the notice of the class meeting. At the Adjourned Meeting, a legal quorum shall be constituted by any number of participants irrespective of the number of shares owned by them.

Issuance of Shares and Other Securities

67. The Board may issue shares and other securities that are convertible or realizable for shares, up to the extent of the registered share capital of the Company; for such purpose convertible securities that may be converted or realized for shares shall be deemed to have been converted or realized at the time of issue.

Without derogation from the generality of the aforesaid, the Board may issue shares and other securities, as aforesaid, to grant optional rights for the purchase thereof, including options, or to confer them in any other manner, all the aforesaid to such persons as may be determined by the Board and at such times, for such prices and upon such terms as may be determined by the Board, and also to determine any other provision in connection therewith, including provisions as to the manner of the distribution of the shares and the securities

issued by the Company, between the purchasers thereof, including in the case of over subscription.

68. Without derogating from the generality of the foregoing, and subject to the provisions of The Companies Law and of these Articles, the Board may determine, at its discretion, that the consideration for shares shall be paid in cash or in kind, including in securities or in any other manner, or that the shares shall be allotted as bonus shares or be allotted for a consideration equal to or less than or greater than their par value, either in units or in series, all the aforesaid on the terms and at the times as may be determined by the Board.

69. Subject to the provisions of The Companies Law, the Board may resolve to pay commissions or underwriting fees to any person, at the time of subscription or subscription agreement or the procurement of subscriptions or pledge of subscriptions for shares or debentures or other securities of the Company. In the event of any issuance of securities of the Company, the Board may also resolve to pay agency commissions, the aforesaid in cash, in shares of the Company or in other securities issued by the Company, or in any other manner, or partly in one manner and partly in another manner, all the aforesaid subject to the provisions of law.

Redeemable Securities

70. Subject to the provisions of The Companies Law the Company may issue securities which may be redeemed on such terms and in such manner as may be determined by the Board.

Registers

71.

71.1. The Company shall maintain a Register of Shareholders, as required by The Companies Law.

71.2. The Company shall maintain a Register of Material Shareholders, as required by The Companies Law.

72. The Company may maintain an additional Shareholders Register outside of Israel on the terms provided for such purpose by The Companies Law.

73. The Company shall maintain a Register of Holders of Debentures, Capital Notes and Undertakings and Convertible Securities of the Company, and all the provisions of these Articles relating to shares shall apply with regard to such Convertible Securities, for the purpose of registration in the Register, issue of Certificates, exchange of Certificates, transfer and transmission, subject to such changes as the context may require, all the aforesaid subject to the terms of the issue of the securities.

General Meetings

74. The powers of the General Meeting shall be as follows:

74.1. Resolutions of the Company in the following matters shall be adopted by the General Meeting:

74.1.1. Alterations of the Articles or Memorandum of the Company;

74.1.2. Appointment and termination of employment of auditors;

74.1.3. Appointment and dismissal of Directors subject to the provisions of Articles 109 and 113 hereafter;

74.1.4. Approval of actions and transactions that are subject to approval by the General Meeting in accordance with the provisions of sections 255 and 268 to 275 of The Companies Law;

74.1.5. Increase of the registered share capital and the decrease thereof in accordance with the provisions of sections 286 and 287 of The Companies Law as well as alterations in capital as provided for in Article 61 above;

74.1.6. Merger in accordance with section 320(a) of The Companies Law;

74.1.7. Any matter which in accordance with these Articles is required to be adopted by resolution of a General Meeting.

74.2. If the Board is unable to exercise its powers and exercise of any such power is essential for the proper operation of the Company, the General Meeting may exercise such power in place of the Board so long as the Board is not able to do so, provided that the General Meeting determines that the Board was indeed unable so to do and that the exercise of such power is essential as aforesaid.

75. The Company shall hold an Annual General Meeting each year not later than fifteen months after the previous Annual Meeting, at such time and place as may be determined by the Board.

76. The Agenda of the Annual General Meeting shall include the following items:

76.1. Discussion of the Financial Statements and Directors' Report on the affairs of the company, presented to the General Meeting;

76.2. Subject to Article 106 hereafter, appointment of Directors and determination of the terms of their employment;

76.3. Subject to Article 189 hereafter, appointment of auditors;

76.4. Report of the Board as to the auditor's fee for auditing and additional services, if any;

76.5. In addition to the aforesaid, there may be included on the agenda of the Annual Meeting any other matter determined in accordance with Article 79 hereafter.

A General Meeting as aforesaid is referred to as an "Annual Meeting" and any other General Meeting is referred to as an "Extraordinary Meeting".

77. The Board of Directors of the Company shall convene an Extraordinary Meeting as may be decided by the Board, and shall also do so at the demand of any one of the following:

77.1. Any two Directors or one quarter of the officiating Directors.

77.2. One or more shareholders who hold at least five percent of the issued capital and one percent of the voting rights, or one or more shareholders who hold at least five percent of the voting rights.

If the Board receives a demand for the convention of a Extraordinary Meeting as aforesaid, the Board shall within twenty one days of receipt of the demand convene the Meeting for a date fixed in the notice as to the Extraordinary Meeting, as in Article 81.1 hereafter, provided that the date for convention shall not be later than thirty five days from the date of publication of the notice, unless otherwise provided relating to a Meeting to which Segment 7 of the Second Chapter of the Third Part of The Companies Law applies.

78. In the event that the Board does not convene an Extraordinary Meeting demanded in accordance with Article 77 above, the persons making the demand, and in the case of shareholders - such part of them as hold more than one half of their voting rights, may themselves convene the Meeting provided that it shall not be held more than three months of the date that the demand was filed as aforesaid, and the Meeting shall be convened, to the extent possible, in the same manner as the convention of meetings by the Board.

79.

79.1. The agenda at a General Meeting shall be fixed by the Board and shall include also items in respect of which a demand for the convention of an Extraordinary Meeting has been made in accordance with Article 77 above and any matter requested in accordance with Article 79.2 hereafter.

79.2. One or more shareholder owning at least one percent of the voting rights at the General Meeting, may request the Board to include any matter on the agenda of a Meeting to be held in the future, provided that such matter is appropriate for deliberation at a General Meeting.

79.3. A request as aforesaid in Article 79.2 above shall be filed with the Company in writing prior to the giving of notice of the convention of the General Meeting, and there shall be attached thereto a draft of the resolution proposed by the shareholder.

80.

80.1. A notice of a General Meeting shall be published in at least two widely distributed daily newspapers in Israel published in Hebrew. The notice of a General Meeting shall be published at least twenty-one days prior to the convention of the General Meeting. Notwithstanding the aforesaid, a notice of a general Meeting upon the agenda of which is any of the matters listed in section 87 of The Companies Law, shall be published at least 35 days before the date of the convention of the General Meeting.

80.2. Without exception of the aforesaid the Company will not giver notice of General Meetings.

81.

81.1. The notice as to a General Meeting shall detail the place, the day and the hour at which the meeting will be held and shall include the agenda as well as a summary of the proposed resolutions and any other details required by law.

81.2. In the resolution of the Board to convene a Meeting, the Board may, at its discretion and subject to the provisions of The Companies Law, fix the manner in which the items on the agenda of the meeting will be detailed and notified to the shareholders entitled to participate at the Meeting.

81.3. Without derogating from the powers of the Board as aforesaid in this Article 81.2 and without derogating from the generality of the provisions of these Articles relating to delegation of the power of the Board, the Board may delegate its powers as aforesaid in this Article 81.2, to a Committee of the Board and/or to an officer of the Company, either for the purpose of a specific General Meeting or for a period.

82. A defect in the convention of a General Meeting or the management of the Meeting, a fault resulting from the non-performance of a provision or condition fixed by law or by these Articles, including as to the manner of the convention or management of the General Meeting, shall not invalidate any resolution carried at the General Meeting and shall not prejudice the proceedings thereof.

Proceedings at General Meetings

83. No business shall be transacted at any General Meeting unless a quorum is present at the time the Meeting proceeds to business. A quorum shall be constituted when at least two (2) shareholders holding at least twenty percent

(20%) of the voting rights, are present in person or by proxy, within one half an hour from the time fixed for the opening of the Meeting.

84. If a quorum is not present within half an hour from the time fixed for the opening of the Meeting, the Meeting shall be annulled if it was convened by demand as in Article 77.2 above, but in any other event the Meeting (hereinafter "The Original Meeting") shall stand adjourned for seven days, to the same day of the week at the same time and place, without need for notification to the shareholders, or to such other time as was specified in the notice as to the Original Meeting, or to such other day, time and place as specified in the notice convening the Meeting, or to such day, time and place as may be fixed by the Board in a notice to the shareholders.

85. At the Adjourned Meeting a quorum shall be constituted when at least two (2) shareholders holding at least twenty percent (20%) of the voting rights, are present in person or by proxy, within one half an hour from the time fixed for the opening of the Adjourned Meeting. If a quorum is not present as aforesaid, at the First Adjourned Meeting, the Meeting shall be annulled.

86. The Chairman of the Board, or in his absence, the Deputy Chairman of the Board (if appointed) or in his absence any director or office holder of the Company appointed for such purpose by the Board, shall take the chair at every General Meeting of the Company. If there shall be no Chairman or Deputy Chairman, or if at any particular meeting, no such person is present within fifteen minutes from the time appointed for commencement of the Meeting, or if they refuse to act as Chairman of the Meeting, the Directors present may, by majority vote, elect one of the Directors or officers of the Company present at the Meeting to act as Chairman of the Meeting, and if they shall not do so – the shareholders present in person or by proxy shall elect as Chairman of the Meeting one of the Directors or officers of the Company present. If no Director is present or if all of the Directors and officers are unwilling to act as Chairman, one of the shareholders or the proxy of a shareholder shall be elected to act as Chairman of the Meeting.

87. The Company shall maintain Minutes of the proceedings at the General Meeting which shall include the following details:

    87.1. The names of the shareholders participating at the General Meeting and the number of shares held by them;

    87.2. The matters transacted at the General Meeting and the resolutions carried.

88. Minutes signed by the Chairman of the General Meting shall constitute prima facie evidence as to the contents thereof.

<u>Votes of Shareholders</u>

89. A shareholder who wishes to vote at a General Meeting shall prove to the Company his ownership of his share in the manner required by the Companies Law.

Without derogating from the aforesaid, the Board may issue directives and procedures relating to the proof of ownership of shares of the Company, including as to the time for filing the Certificate of Ownership with the Company prior to the convention of the General Meeting.

90. Subject to the provisions of any law, in the event of joint holders of a share, each of them, in person or by proxy, is entitled to vote at any Meeting in respect of such share as though he were the sole owner. In the event that more than one of the joint owners of the share is present and voted, in person or by proxy, the vote of the one whose name appears first in the Shareholders Register or in the Ownership Certificate or in such other document fixed by the Board with regard to the share, shall be counted.

91. Any person entitled to shares in accordance with Article 48 above, may vote at any General Meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that at least forty eight hours before the time for the General Meeting or the Adjourned Meeting, as the case may be, at which he proposes to vote, he was registered as owner of the shares.

92. A shareholder is entitled to vote at a General Meeting or Class Meeting, in person or by proxy, in accordance with the provisions of these Articles and subject to the provisions of the Companies Law. A voting proxy need not be a shareholder of the Company. Shareholders who hold Bearer Warrants are not entitled to vote by means of proxies in respect of the shares included in the Bearer Warrant, unless otherwise provided in the Bearer Warrant.

93. The instrument appointing a proxy (hereinafter "**The Proxy Appointment**") shall be in writing signed by the appointing shareholder or by a person authorized in writing, or if the principal is a corporation, the Proxy Appointment shall be in writing and signed by authorized signatories of the corporation; The Secretary or person appointed for such purpose by the Board is entitled to demand that there shall be produced to the Company a confirmation in writing of the authority of the signatories to bind the corporation to his satisfaction. The Board may also issue provisions and procedures relating to such matter.

The Proxy Appointment or a copy to the satisfaction of the Secretary or person appointed for such purpose by the Board, shall be deposited at the Registered Office or at such other place or places, in or outside of Israel, - as may from time to time be determined by the Board, either generally or in respect of a specific meeting - at least forty eight hours prior to the commencement of the Meeting or the Adjourned Meeting, as the case may be, at which the proxy proposes to vote on the strength of such Proxy Appointment.
Notwithstanding the aforesaid, the Chairman of the Meeting may, at his discretion, accept a Proxy Appointment even after such time, if he so deems fit

at his discretion. If the Proxy Appointment is not received as aforesaid in this Article, it will not be valid at such meeting.

94. A voting proxy is entitled to participate in the proceedings at the General Meeting and to be elected as Chairman of the Meeting in the same manner as the appointing shareholder, unless the Proxy Appointment otherwise provides.

95. The Proxy Appointment shall be in form usual in Israel or any other form that may be approved by the Board or by a person appointed by the Board for that purpose or by the Secretary. The Proxy Appointment shall specify the General Meeting in respect of which the Proxy Appointment is issued. The Proxy Appointment shall be valid also in respect of any Adjourned Meeting of the Meeting to which the Proxy Appointment relates, unless otherwise specified in the Proxy Appointment. Notwithstanding the aforesaid, a registered shareholder may issue a Proxy Appointment for a period not in excess of fifteen (15) months.

95.1. The Proxy Appointment shall specify the class and number of shares in respect of which it is issued. If the Proxy Appointment does not specify the number of shares in respect of which it is issued or specifies a number of shares that exceeds the number registered in the name of the shareholder, the Proxy Appointment shall be deemed to have been issued in respect of all the shares registered in the name of the shareholder.

95.2. If the Proxy Appointment is issued in respect of a number of shares that is less than the number of shares registered in the name of the shareholder, the shareholder shall be deemed not to have participated in the voting in respect of the balance of the shares registered in his name and the Proxy Appointment shall be valid in respect of the number of shares stated therein.

96. Without derogating from the provisions of these Articles relating to the appointment of a proxy for voting, a shareholder who holds more than one share is entitled to appoint more than one proxy, subject to the following provisions:

96.1. Each Proxy Appointment shall state the class and number of shares in respect of which it is issued.

96.2. If the total number of shares of any class stated in Proxy Appointments issued by a particular shareholder exceeds the number of shares registered in his name, all the Proxy Appointments given by such shareholder shall be invalid.

97. A shareholder or his voting proxy may vote in respect of part only of the shares held by him or in respect of which he acts as proxy, and he may vote one way in respect of some of the shares and another way in respect of some thereof.

98. A vote given by virtue of a Proxy Appointment shall be valid notwithstanding any defect in the Proxy Appointment and also in case of the previous decease of

the appointing shareholder or declaration of his legal incapacity or revocation of the Proxy Appointment or transfer of the shares in respect of which the Appointment was issued, unless a notice in writing has been received at the Office prior to the Meeting as to such defect, death, incapacity, revocation or transfer, as the case may be. Notwithstanding the aforesaid the Chairman of the Meeting may, at his discretion, accept such a notice also during the Meeting if he shall so deem fit at his discretion.

Voting

99. Each Ordinary Share entitles the holder thereof to participate at a General Meeting of the Company and to one vote at a poll, in respect of each share as aforesaid.

100. A shareholder shall not be entitled to participate and vote at a General Meeting, in person or by proxy, otherwise than by virtue of shares, the consideration for which that is due to the Company at the date of the Meeting, has been paid up in full.

101. Any resolution standing to the vote of a General Meeting shall be decided by a poll of the votes of the shareholders voting; the poll shall be conducted in such manner as the Chairman of the Meeting may direct.

102. A declaration by the Chairman that a resolution of the Meeting has been carried or rejected, whether unanimously or by a particular Majority, and an entry to that effect in the Minutes of the Meeting, shall constitute prima facie evidence of such fact, and there be no necessity to prove the number of votes (or the relative proportion thereof) cast in favor or against the proposed resolution.

103. Subject to the provisions of the Companies Law or the provisions of these Articles requiring any other Majority, the General Meeting shall adopt resolutions by a Simple Majority. In the event of an equality of votes for and against, the Chairman of the Meeting shall not have a second or casting vote. In the case of equality of votes, the resolution voted upon shall be regarded as rejected.

104. The Chairman of a General Meeting may, with the consent of a Meeting at which a quorum is present, and shall, if so directed by the Meeting, adjourn the Meeting or adjourn the proceedings or the carrying of a resolution with regard to any particular matter on the agenda, to another time and place as may be fixed by the Meeting. No business shall be transacted at the Adjourned Meeting other than business which was on the agenda but unfinished at the Meeting from which the adjournment took place.

The Board of Directors

105. The number of Directors shall not be less than five and shall not exceed twenty, including the External Directors.

106. The Directors shall be appointed at the Annual Meeting and, with the exception of the External Directors, shall continue in office until the termination of the first Annual Meeting following their appointment. However the Annual General Meeting may determine that the period of the office of the Directors, all or part of them, shall be for a longer period, which shall not extend beyond the end of the Third Annual General Meeting after the Meeting at which such Directors were appointed.

Notwithstanding the aforesaid, if at an Annual General Meeting convened, *inter alia*, for the appointment of directors (hereinafter "**The Appointing Meeting**") no Directors were appointed, the Directors officiating prior to the Appointing Meeting shall continue in office. Directors whose period of office has expired are eligible for re-appointment.

107. A Director may be a corporation and no Director is required to be a shareholder of the Company.

108. No person other than a person who officiated as a Director up to the Appointing Meeting, shall be appointed as a Director at the Annual Meeting, unless recommended for appointment by the Board, or unless a shareholder of the Company who wishes to propose a candidate shall have lodged at the Office, not later than within ten days of the publication of the notice of the Meeting, a document in writing signed by the shareholder notifying his intention to propose such candidate for appointment as a Director, to which document there shall be attached the consent of the candidate to officiate as a Director.

109. The Board may, from time to time, appoint an additional Director or Directors, whether in order to fill the office of a Director which has become vacant for any reason whatsoever or as an additional Director or Directors, provided that the total number of Directors shall not exceed the maximum number fixed in Article 105 above. The office of a Director appointed as aforesaid shall terminate at the end of the first Appointing Meeting held following his appointment and he shall be eligible for re-appointment.

110. The General Meeting may, by a Simple Majority, at an Extraordinary Meeting, appoint an additional Director or Directors, whether in order to fill the office of a Director which has become vacant for any reason whatsoever or whether as an additional Director or Directors, provided that the total number of Directors shall not exceed the maximum number fixed in Article 105 above. The office of Directors, other than External Directors, appointed as aforesaid shall terminate at the end of the first Appointing Meeting held following their appointment.

111. The General Meeting or the Board may provide that the office of a Director appointed by them, as the case may be, shall commence at a date later than the date of the resolution for his appointment.

112. The General Meeting may at any time, by a Simple Majority, at an Extraordinary Meeting, remove any Director, other than an External Director,

from office prior to the expiration of his office, provided that there shall be afforded to such Director a reasonable opportunity to present his standpoint before the General Meeting. The General Meeting may remove an External Director from office in accordance with the provisions of The Companies Law.

113. Without prejudice to the provisions of any law, the office of any Director, other than an External Director, shall terminate prior to the expiration of the period for which he was appointed, in the event that there shall be served upon him a demand that he should resign signed by at least three quarters of the Directors then officiating.

114. A Director may resign by notice to the Board, to the Chairman of the Board or to the Office, as required by The Companies Law, and his resignation shall come into effect upon delivery of such notice, unless the notice shall determine a later date. A Director shall state the reasons for his resignation.

115. The office of a Director shall terminate prior to the expiration of the period for which he was appointed, if removed by the General Meeting as in Article 112 above or by the Board as in Article 113 above or if he resigns as in Article 114 above or if there is a cause of action for termination of his office in accordance with The Companies Law.

116. If the office of a Director is vacated, the Board may continue to operate in all matters so long as the number of Directors is not less than the minimum number of Directors fixed in article 105 above. If the number of Directors is less than such number, the Board may not act except for the purpose of the convention of General Meeting in order to appoint additional directors, but not for any other purpose.

117.

117.1. A Director may appoint a substitute subject to the approval of such substitute by the Board as a Substitute Director (hereinafter "**Substitute Director**"). Notwithstanding the aforesaid, no person shall be appointed or shall act as a Substitute Director if he is not qualified for appointment as a Director, or a person who officiates as a Director of the Company or as a Substitute Director for a Director of the Company.

117.2. The legal status of a Substitute Director is equivalent to the status of the Director for who he was appointed substitute, and he may attend meeting of the Board and or Board Committees, to participate and vote thereat, as could the Director who appointed him.

117.3. A Director who has appointed a Substitute may, subject to the provisions of law, revoke the appointment at any time. The office of a Substitute Director shall also be vacated whenever the office of the Director, who appointed him as Substitute Director, is vacated in any manner whatsoever or if the Board revokes the approval of such person as a Substitute Director.

117.4. Every appointment of a Substitute Director or revocation of the appointment, as aforesaid, shall be by notice in writing by the appointing Director, to be submitted to the Substitute Director and to the Company.

117.5. A Substitute Director shall not be entitled to receive form the Company any remuneration or recompense for his service as a Substitute Director, unless otherwise decided in accordance with The Companies Law.

118.

118.1. Subject to the provisions of The Companies Law, the holding of shares of the Company or the fact that an officer of the Company is an interested party or an officer in any other corporation, including a corporation in which the Company is an interested party or is a shareholder, shall not disqualify the officer, from being an officer of the Company.
In addition, an officer shall not be disqualified from being an officer of the Company because he, or any corporation as aforesaid, has entered into a contract with the Company in any matter or in any manner whatsoever.

118.2. Subject to the provisions of The Companies Law, the fact that a person is an officer of the Company, shall not disqualify him and/or a relative and/or another corporation in which he is an interested party, from entering into any transaction with the Company in which the officer has any personal interest.

118.3. Subject to the provisions of The Company Law, an officer shall be entitled to participate and to vote in discussions for the approval of transactions or acts in which he has a personal interest.

119. Subject to the provisions of The Companies Law, the following provisions shall apply:

119.1. The Company may pay to the Directors remuneration for carrying out their duty as Directors;

119.2. The Company may pay to the Directors refund of reasonable expenses in respect of travel, food and board and other expenses incurred in their participation at Board meetings and carrying out their duty as Directors.

119.3. The Company may pay additional remuneration to a Director who is requested to furnish to the Company special services or to invest a special effort for the Company including travel and stay abroad.

120. A corporation that officiates as a Director shall appoint an individual who is qualified to be appointed a director of the Company, to officiate on its behalf,

and may replace such individual, provided that a notice in writing as to the name of the individual who will officiate on behalf of the corporation is submitted to the Company prior to the meeting of the Board as which he is to participate.

External Directors

121. Election of External Directors for the Company, their number, the terms of their qualification, the period and expiration of their office, shall be in accordance with the provisions of The Companies Law.

Powers and Duties of The Board

122. The Board shall have all the powers and authorities conferred upon it by these Articles, by The Companies Law and by any law.

123. Without derogating from the provisions of these Articles, the Board shall formulate the policy of the Company and shall supervise the performance of the office and actions of the Managing Director, including -

123.1. Determination of the business plans of the Company, financing principles and priorities;

123.2. Examination of the financial position of the Company and determination of the credit framework which the Company is entitled to receive;

123.3. Fixing the organizational structure and salary policy;

123.4. Decision as to the issue of a series of debentures;

123.5. Responsibility for the preparation and approval of Financial Statements, in accordance with section 171 of the Companies Law;

123.6. Report to the Annual Meeting on the affairs of the Company and business results, in accordance with section 173 of the Companies Law;

123.7. Appointment and dismissal of the Managing Director of the Company;

123.8. Decision with regard to activities and transactions that require approval of the Board in accordance with these Articles or in accordance with the provisions of sections 255 and 268 to 275 of The Companies Law;

123.9. Allotment of shares and securities convertible to shares up to the registered share capital of the Company;

123.10. Decision as to the distribution of dividends as in Article 170 hereafter;

123.11. Decision as to the distribution of shares for a consideration less than their par value, as in Article 173 hereafter;

123.12. Decision as to acquisition within the meaning of section 1 of The Companies Law, from all or part or any of the shareholders of the Company;

123.13. Opinion as to a special acquisition tender, in accordance with the provisions of section 329 of The Companies Law;

123.14. Decision as to acts and transactions that require approval in accordance with these Articles or in accordance with resolutions of the Board. Resolutions of the Board as aforesaid may be with regard to a particular matter of may be in the frame of the practice of the Board.

123.15. There shall be fixed a minimum numbers of directors on the Board with accounting and financial expertise within the meaning of such expression in section 240 of The Companies Law.

124. The Board may exercise any power of the Company that has not been conferred by law or by these Articles to any other body.

125.

125.1. The Board may resolve that the powers vested in the Managing Director shall be transferred to the authority of Board, the aforesaid for a specific matter or for a particular period;

125.2. Without derogating from the aforesaid, the Board may instruct the Managing Director as how to act with regard to a specific matter. If the Managing Director does not carry out such instruction, the Board may exercise the powers necessary for carrying out such instruction in his place;

125.3. If the Managing Director is unable to carry out his powers, the Board may carry them out in his place.

126. Subject to the provisions of The Companies Law, the Board may delegate its powers, in whole or in part, to the Managing Director, to an officer of the Company or to any other person. Delegation of the powers of the Board may be with regard to a specific matter or for a particular period or may be general.

Receipt of Credit and Issue of Guaranties and Security

127. Without derogating from any power vested in the Board in accordance with these Articles, the Board may, from time to time, at its discretion, decide upon:

127.1. The receipt of credit by the Company in any amount and the security for the repayment thereof, in such manner as it may deem fit;

127.2. The issue of guaranties, securities and bonds of any kind whatsoever;

127.3. The issue of a series of debentures, including capital notes or undertakings, and including debentures, capital notes or undertakings convertible or realizable for shares, and also to fix the terms thereof, and to mortgage the property of the Company, in whole or in part, at present or in future, by floating or fixed charge. Debentures, capital notes, undertakings or other securities, as aforesaid, may be issued either at a discount or at a premium or in any other manner, whether with deferred rights or special rights and/or preferred rights and/or other rights, all the aforesaid as the Board may, at its discretion, determine.

128. The aforesaid in Article 127 above shall not annul the power of the Managing Director or any person authorized for such purpose, to decide upon the receipt of credit by the Company within the limit of the framework of credit and securities determined by the Board.

Committees of the Board

129. The Board may, as it deems fit, set up committees of two or more members, appoint members of such committees from members of the Board (hereinafter - "**A Board Committee**"), and delegate its powers, in whole or in part, to a Board Committee, subject to the provisions of The Companies Law. For the removal of doubt – no person who is not a member of the Board shall serve of a Board Committee to which the Board has delegated any of its powers.

130. A resolution carried or an action taken by a Board Committee, by virtue of any powers delegated to it by the Board, shall be as effective as a resolution carried or action taken by the Board, unless otherwise expressly determined by the Board with regard to a specific matter or with regard to a specific committee.
The Board may from time to time enlarge, limit or annul the delegation of powers to a Board Committee, however no such limitation or annulment as aforesaid, shall prejudice the validity of any resolution of the Board Committee in accordance with which the Company shall have acted, vis-à-vis a third party who was not aware of the annulment.

131.

131.1. The provisions of these Articles with regard to actions of the Board, including convention of a Board Committee meeting and the conduct and voting thereat, shall apply, except as the context otherwise requires, also to Board Committees, so long as they shall not have been replaced by instructions of the Board in such respect, all the aforesaid subject to the provisions of the Companies Law. Notwithstanding the aforesaid:

131.1.1. The quorum for proceeding to business at a meeting of a Board Committee shall be two (2) committee members officiating at the time of the meeting.

131.1.2. The Chairman of the Board Committee shall not have a second or casting vote.

131.2. A Board Committee shall regularly report its resolutions and recommendations to the Board.

132.

132.1. The Board shall, from among its members, appoint an Audit Committee. The number of members of the Audit Committee shall not be less than three Directors who are entitled to officiate on the Audit Committee in accordance with the provisions of The Companies Law, and all the External Directors shall be members of the Audit Committee.

132.2. The functions of the Audit Committee shall be as determined by The Companies Law including any other function which may be imposed upon it by the Board.

Proceedings of the Board

133. Subject to the provisions of these Articles, the Board may hold meetings to carry out its functions, may adjourn its meetings and may organize its actions and deliberations as it may deem fit.

134. The Board shall appoint one of its members to act as Chairman of the Board (hereinafter - "**The Chairman of the Board**"). The Board may also remove the Chairman of the Board from office and appoint another in his place. The Board may appoint one or more of its members as Vice-Chairman of the Board, who shall serve in place of the Chairman in his absence. The Board may fix the period during which the Chairman and Vice-Chairmen of the Board shall serve in office. If no such period is fixed, the Chairman and Vice-Chairmen of the Board shall serve in office so long as they officiate as directors.

135. The Chairman of the Board shall preside at and manage the proceedings at meetings of the Board. If the Chairman of the Board is absent from a meeting of the Board, in accordance with advance notice given by him, or if he is not present at the meeting within 15 minutes from the time fixed for the meeting (hereinafter - "**Absence**"), then the Vice-Chairman of the Board (if appointed) shall preside at the meeting. In the Absence from the meeting of both the Chairman and Vice-Chairmen of the Board, the Board members present shall elect one of their number as chairman of the meeting. The Director, who chairs a meeting in the Absence of the Chairman of the Board, shall not have a second or casting vote.

136. The Board shall hold meetings in accordance with the needs of the Company, and at least once every three months.

137. The Chairman of the Board is authorized to convene the Board at any time and to determine the place and time of any Board meeting.

138. Without derogating from the aforesaid, the Chairman of the Board is obliged to convene the Board in any of the following instances:

138.1. On receipt of a demand by a Director for the convention of the Board, for discussion of the matter detailed in such demand;

138.2. On receipt of a notice or report from the Managing Director which necessitates an action by the Board;

138.3. On receipt of a notice from the auditor as to material defects in the accounting audit of the Company.

Upon receipt of such a notice or demand as above, the Chairman of the Board shall convene the Board, without delay, and not later than within twenty-one days of the date of the demand, notice or report, as the case may be.

139.

139.1. Prior notice of the convention of the Board shall be given to all members of the Board, at least forty-eight in advance of the meeting, unless the Chairman of the Board is of the opinion that a meeting should be convened with shorter notice, at his discretion, provided that the period of the notice is reasonable in the circumstances of the matter (notice as aforesaid may be given by letter, cable, telex, fax, email, telephone, verbally or by any other means of telecommunication).

139.2. Notwithstanding the aforesaid, with the consent of all the Directors, the Board may hold a meeting without notice.

140. The agenda of Board meetings shall be determined by the Chairman, and shall include:

140.1. Matters determined by the Chairman;

140.2. Matters fixed in accordance with Article 138 above;

(Hereinafter - "**The Agenda**").

141. The notice convening the Board shall specify the time and place at which the meeting is to be held and reasonable details as to the matters on the Agenda of the meeting.

142. Notice of a meeting of the Board shall be delivered to the address of the Director furnished to the Company, unless the Director has requested that the notice be delivered to him at another address.

143. The quorum for commencing a meeting of the Board shall be three members of the Board officiating at the time of the meeting. The Board may fix a different quorum for the commencement of a Board meeting.

144.

144.1. Each Director shall have one vote on a poll of the Board. Resolutions of the Board shall be carried by a majority of the votes of the Directors present and voting at the meeting, without taking abstention votes into account. In the event of an equality of votes, the Chairman of the Board shall have an additional vote. The Chairman of the Board is entitled but not obligated to make use of such additional vote.

144.2. In the event of an equality of votes, the resolution voted upon by the Directors shall be deemed to have been rejected.

145. The Board may hold its meetings by the use of any means of telecommunication provided that all the Directors can hear one another at the same time. The Board may determine the mode and methods for conducting a meeting by means of telecommunication.

146. The Board is authorized to adopt resolutions even without actually holding a meeting, provided that all the Directors entitled to participate in the proceedings and to vote on the matter, have agreed not to meet for a discussion on such matter. The provisions of Articles 143 and 144 above, subject to the changes required by the context, shall apply to such a resolution.

147. Every meeting of the Board at which a quorum is present, shall have all the authorities and powers that are vested in the Board at that time.

Minutes

148. The Board shall cause Minutes of the proceedings at meetings of the Board to be kept; the Minutes shall filed in registers kept for such purpose and, inter alia, shall include the following details:

148.1. The names of Directors participating and the names of other persons present at each meeting;

148.2. The matters discussed at the meetings and the resolutions carried.

The Chairman of the Board or the director who conducted the meeting, as the case may be; shall approve and sign the Minutes; Minutes approved and signed as aforesaid shall constitute prima facie evidence as to the contents thereof.

149.

149.1. The provisions of Article 148 above shall apply also with regard to the meetings of every Committee of the Board.

149.2. Minutes of a resolution adopted without meeting, as in Article 146 above, shall be approved and signed by the Chairman of the Board or by the Secretary. Notwithstanding the aforesaid, the Chairman or the Secretary, as the case may be, is entitled (but not obligated) to require

that the signatures of the Directors shall be appended to the Minutes of a resolution carried without holding a meeting as aforesaid.

The Managing Director

150. The Board may, from time to time, appoint a Managing Director of the Company (hereinafter - "**The Managing Director**"). The Board may also dismiss or replace the Managing Director at any time at its discretion, subject to the terms of any contract between the Managing Director and the Company.

151. The Managing Director is not obligated to be a shareholder of the Company or a director.

152. The Managing Director shall be responsible for the current management of the affairs of the Company within the framework of the policy determined by the Board and subject to the directives of the Board.

153. The Managing Director shall have all the management and executive powers which are not vested by law or by these Articles or in reliance of the Articles, including by a resolution of the Board, on any other organ of the Company, with the exception of such powers as may have been transferred from the Managing Director to the Board in accordance with the provisions of Article 125 above; the Managing Director shall be subject to the supervision of the Board.

154. Subject to the provisions of The Companies Law and to the provisions of these Articles, the Board may, from time to time, at its discretion, give to and confer upon the Managing Director any of the powers of the Board in accordance with these Articles, and may confer such powers for such period, for such purposes, upon such terms and with such limitations as the Board may deem fit, and the Board may also confer such powers, either with or without waiving its own powers in such matter or in place and instead of them, in whole or in part, and may from time to time annul, rescind and change such powers, in whole or in part.

155. The Managing Director may, with the approval of the Board, delegate his powers to another person or persons under his authority; such approval may be either general or with regard to a specific matter, by a specific resolution or within the frame of the practice of the Board.

156. Without derogating from the provisions of The Companies Law or from any other law, the Managing Director shall submit to the Board reports on such matters, at such times and to such extent as the Board may require, either by a specific resolution or within the framework of the practice of the Board.

157. The Board shall fix the terms of service of the Managing Director, subject to the provisions of The Companies Law. The remuneration of the Managing Director may be paid by way of salary or by commission or participation in profits or by the grant of or a right to purchase securities, or in any other manner.

Validity of Actions and Approval of Transactions

158. All actions of the Board or of a Committee of the Board or of any person acting as a Director or as a member of a Committee of the Board or of the Managing Director, as the case may be - shall be valid even though it may subsequently transpire that there was some defect in the appointment of the Board, of the Committee of the Board, of the Director, of the committee member or of the Managing Director, as the case may be, or that any of the said officials was not qualified to hold office.

159. Subject to the provisions of The Companies Law, a transaction of the Company with an officer of the Company or with a controlling shareholder, or a transaction of the Company with a third party in which an officer of the Company or a controlling shareholder has a personal interest, and which are not out of the ordinary course of business, shall be approved in the following manner:

    159.1. By the Board or by the Audit Committee or by such other organ empowered by the Board for such purpose, whether by a specific resolution or within the framework of the practice of the Board, whether by general approval or by approval with regard to a specific type of transaction or by approval of a specific transaction.

    159.2. Approval as aforesaid may be made by giving general approval for a specific type of transaction or by approval of a specific transaction.

160. Subject to the provisions of The Companies Law, a general notification given to the Board by an officer or by a controlling shareholder, with regard to a personal interest in any particular body, shall constitute a disclosure by the officer or controlling shareholder, to the Company, of his personal interest as aforesaid, for the purpose of the entering into an agreement with such body for a transaction that is not out of the ordinary course of business.

Signature on behalf of the Company

161. Subject to the provisions of The Companies Law and of these Articles, the Board may authorize any person to act and sign on behalf of the Company, whether on his own or jointly with any other person, whether generally or with regard to specific matters.

162. The Company shall have a stamp bearing the name of the Company. No signature on a document shall bind the Company unless signed by the persons authorized to sign in the name of the Company together with the stamp or the printed name of the Company.

Appointment of Attorneys

163. Subject to the provisions of The Companies Law, the Board may at any time grant a Power of Attorney to any person to act as attorney of the Company for such purposes, with such powers and discretion, for such period and subject to such conditions, all the aforesaid as the Board may deem fit. The Board may confer upon such person, *inter alia*, power to assign, in whole or in part, to another person, the powers, authority and discretion conferred upon him.

Exemption, Indemnity and Insurance

164. Subject to the provisions of The Companies Law, the Company may exempt, both in advance and retroactively, any officer of the Company from liability, in whole or in part, in respect of damage resulting from a breach of his duty of care to the Company.

165. Subject to the provisions of The Companies Law, the Company may insure the liability of any officer of the Company in respect of liability that may be imposed upon him as a result of any act carried out by him in his capacity as an officer of the Company, in any of the following instances:

165.1. Breach of a duty of care to the Company or to any other person;

165.2. Breach of a duty of trust to the Company, provided that the officer acted *bona fide* and had reasonable grounds for believing that the act would not harm the interests of the Company;

165.3. A financial liability imposed upon him to a third party;

165.4. Any other event in respect of which insurance of an officer is permitted and/or may be permitted.

166. Subject to the provisions of The Companies Law -

166.1. The Company may undertake in advance to indemnify an officer of the Company in respect of a liability or expense as detailed in Article 167 hereafter, which may be imposed upon him as a result of an act carried out by him in his capacity as an officer of the Company, provided that such undertaking is limited to the kinds of events which in the opinion of the Board are foreseeable at the time of the issue of the undertaking and is limited to the amount fixed by the Board as reasonable in the circumstances of the matter (hereinafter "**Indemnity Undertaking**").

166.2. Without derogating from the aforesaid in Article 166.1 above, the Company may indemnify an officer of the Company retroactively, in respect of a liability or expense as detailed in Article 167 hereafter, imposed upon him as a result of an act carried out by him in his capacity as an officer of the Company.

167. An Indemnity Undertaking or an indemnity, as aforesaid in Article 166 above, may be issued in respect of a liability or expense as detailed in Articles 167.1 to 167.3 hereafter, imposed upon the officer as a result of an act carried out by him in his capacity as an officer of the Company, as follows:

167.1. A monetary liability imposed upon him in favor of a third party pursuant to a judgment, including a judgment by way of compromise or a judgment of an arbitrator approved by a court;

167.2. Reasonable expenses of the proceedings, including lawyers fees, expended by the officer or imposed upon him by the court, in proceedings issued against him by or on behalf of the Company or by a third party, or with regard to criminal proceedings from which the officer was acquitted, or criminal proceedings in which he was convicted but which do not require proof of a criminal intention;

167.3. Any other liability or expense in respect of which it is and/or may be permissible to indemnify an officer.

168. Subject to the provisions of The Companies Law - nothing in these Articles shall limit the Company, in any manner whatsoever, with regard to taking out insurance or to the grant of exemption or indemnity:

168.1. The Company may issue an undertaking in advance to indemnify any person who officiates or officiated on behalf of or at the request of the Company as an officer in a subsidiary and/or affiliated company and/or in any other company or corporation (hereinafter **"Officer in The Other Company"**), in respect of a liability or expense as specified in article 167 above, imposed upon him in respect of an act performed by him as an Officer in The Other Company, provided that such undertaking is limited to the kinds of events which in the opinion of the Board are foreseeable at the time of the issue of the undertaking and is limited to the amount fixed by the Board as reasonable in the circumstances of the matter.

168.2. Without derogating from the provisions of article 168.1 above, the Company may indemnify an Officer in The Other Company retroactively, in respect of a liability or expense as detailed in Article 167 above, imposed upon him in respect of an act performed by him as an Officer in The Other Company.

169. Nothing in the above provisions shall in any way restrict the Company from entering into an agreement for the insurance of liability and/or indemnity and/or exemption from liability, with regard to any person who is not an officer of the company or an Officer in The Other Company, including employees, contractors or consultants of the Company.

Dividends, Reserve Funds and Capitalization of Reserve Funds

170. Subject to the provisions of The Companies Law, the Board may resolve upon the distribution of a dividend, and fix a Record Date for entitlement to the dividend. When deciding on the distribution of a dividend, the Board may decide that the dividend shall be paid, in whole or in part, in cash or by way of the distribution of assets *in specie*, including securities, or in any other manner at the discretion of the Board.

171. The Board may, before deciding on the distribution of a dividend as in Article 170 above, appropriate out of the profits, such sums, as the Board may deem fit, to a General Fund or a Reserve Fund or other Funds that shall serve at the discretion of the Board for any needs or for a special dividend or for equalizing dividends or any purposes, as the Board may at its discretion determine. The Board may also retain with the Company profits that the Board does not intend to recommend or to decide to distribute, without the appropriation of such profits to Funds as aforesaid.

172. Until use is made of the said Funds, the Board is authorized to invest the monies appropriated as aforesaid and the monies of the Funds, in any investment as the Board may deem fit, to manage such investments, to vary them or otherwise to make use of them, and the Board is authorized to divide the Reserve Fund into Special Funds and to make use of each Fund or part thereof for the purpose of the business of the Company, without holding the same distinct from the other assets of the Company, all the aforesaid at the discretion of the Board and upon such terms as the Board may determine.

173.

173.1. Subject to the provisions of The Companies Law, the Board may resolve upon the allotment of shares with a par value, for a consideration less than such par value (hereinafter "**Shares for Reduced Consideration**"), including bonus shares, and to convert to share capital part of the profits of the Company, within the meaning of section 302(b) of The Companies Law, part of a premium on shares or part of any other source included in the shareholders equity of the Company as stated in the last Financial Statements of the Company, in an amount equal to the difference between the par value and the consideration or in any other amount.

173.2. When deciding on the allotment of bonus shares, the Board shall determine whether the bonus shares shall be of one class only to all shareholders notwithstanding the classes of shares held by them, or that each such shareholder shall receive bonus shares of the same class in respect of each class of shares held by him.

173.3. Bonus shares allotted in accordance with this Article shall be deemed fully paid up.

174. If the Company shall allot bonus shares at a time when the Company has securities that were issued by the Company that confer upon the holders the right to convert such securities to shares of the Company or an option to purchase shares of the Company (the conversion or option rights as aforesaid

are hereinafter referred to as "**The Rights**") and the holders of The Rights are, in accordance with the terms of issuance of The Rights, entitled to adjustment in respect of the distribution of bonus shares by way of the receipt of bonus shares at the time exercise of The Rights, the following provisions shall apply:

174.1. There shall be transferred to a special fund designated for the distribution of bonus shares in the future (hereinafter "**The Special Fund**"), an amount equal to the par value of the share capital that the persons entitled to all or part of The Rights would have received as a result of the allotment of the bonus shares, had they realized their Rights prior to the Record Date for the right to receive the bonus shares – in respect of which the Company is acting in accordance with this Article –including the entitlement resulting from any former distribution of bonus shares.

174.2. If subsequent to the transfer of money to the Special Fund, the Company distributes additional bonus shares (hereinafter "**Additional Bonus Shares**") to the shareholders, in addition to the amounts already transferred in respect of the previous distribution of bonus shares, additional amounts shall be transferred to the Special Fund in a sum equal to the total of the par value of the bonus shares that would have been due to the persons entitled in the event they had exercised The Rights prior to the Record Date for the right to receive the Additional Bonus Shares, with the addition of amounts equal to the total par value of the bonus shares that would have been allotted to the persons entitled in the event that the first bonus shares had already been allotted to them.

174.3. In the event of the allotment of shares by the Company as a result of the exercise of The Rights by the owners thereof in those cases in which transfer has been made to the Special Fund in respect of such Rights in accordance with articles 174.1 and 174.2 above, the Company shall allot to the persons entitled as aforesaid, in addition to the shares to which they are entitled as a result of the exercise of their Rights, a quantity of fully paid up shares, the par value of which is equal to the amount transferred to the Special Fund in respect of their Rights, the aforesaid by capitalization of an appropriate amount out of the Special Fund.

174.4. If subsequent to any transfer to the Special Fund, The Rights shall expire or the period for exercise of The Rights in respect of which the transfer was made shall terminate, without the exercise of such Rights, then the whole of the amount that was transferred to the Special Fund in respect of the aforesaid non-exercised Rights, shall be released from the Special Fund, and the Board may deal with the amount released as aforesaid in such manner as the Bard could have dealt with such amount but for the transfer thereof to the Special Fund.

174.5. The Board is authorized to approve at the time of allotment of The Rights, an undertaking of the Company to act in accordance with the

provisions of this Article 174 above and to make any other provision in this matter as may at its discretion be required.

175. In order to carry out any resolution for the distribution of a dividend or for the allotment of bonus shares or Shares for Reduced Consideration, the Board has authority:

175.1. To settle as it may deem fit any difficulty that may arise and to take such steps as it may deem necessary in order to overcome the difficulty.

175.2. To issue certificates for share fractions or to decide that fractions or fractions less than an amount fixed by the Board, shall not be taken into account in order to adjust the entitlement of the shareholders or to sell fractions of shares and pay the (net) proceeds to the persons entitled thereto.

175.3. To authorize signature on behalf of the shareholders of any agreement or other document which may be required in order to give effect to the allotment and/or distribution, and in particular to authorize the signature and filing for registration of a document in writing in accordance with section 291 of The Companies Law.

175.4. To determine the value of specific assets to be distributed and to decide that payments in cash shall be paid to the shareholders on the basis of the valuation so determined.

175.5. To vest monies or specific assets in trustees for the persons entitled thereto, as the Board may deem expedient.

175.6. To make any other arrangement or settlement as may in the opinion of the Board be required in order to enable the allotment or the distribution, as the case may be.

176. Subject to the rights assigned to the classes of shares issued by the Company and to the provisions of these Articles, dividends or bonus shares shall be distributed between the shareholders proportionately to the par value of each share without taking into consideration any premium paid for such share.

177. Dividends or other benefits in respect of shares shall not bear linkage increments or interest, the aforesaid even if paid in arrear, for any reason.

178. The Board may withhold any dividend or bonus shares or other benefits in respect of shares the consideration for which, in whole or in part, has not been paid to the Company, and to collect any such amount as aforesaid or the consideration received from the sale of the bonus shares or other rights, on account of the debts or liabilities in respect of the said shares, the aforesaid whether the said shares are solely owned by the shareholder in debt or whether the shares are owned jointly with other shareholders.

179. The Board may, from time to time, fix the mode of payment of dividends or allotment of bonus shares and all procedures relating thereto, both with regard to the registered shareholders, with regard to unregistered shareholders and with regard to the holders of Bearer Warrants. Without derogating from the generality of the aforesaid, the Board may determine as follows:

179.1. That payment of a dividend or monies to be distributed to registered shareholders shall be effected at the Office or at such other place as the Board may fix;

179.2. That a dividend distributed to unregistered shareholders shall be transferred to such shareholders by means of the Nominee Company or in such other manner as the Board may determine;

179.3. That any amount that is less than a specific amount fixed by the Board, shall not be sent by check.

180. So long as not otherwise decided by the Board, the following provisions shall apply to the distribution of dividends or money:

180.1. A dividend or monies to be distributed to registered shareholders, shall be paid to the registered shareholder, by mailing a check to his address as registered in the Shareholders Register, or in the case of jointly registered shareholders, to the person whose name appears first in the Shareholders Register with regard to such shares. The mailing of any check as aforesaid shall be at the risk of the registered shareholder.

180.2. Notwithstanding the aforesaid, the Company shall not mail a check for dividend or moneys to a registered shareholder who has not furnished the Company with an address or to a shareholder who is deemed to be a person who has not furnished the Company with an address, by virtue of Article 203 hereafter.

181. Amounts of dividend the distribution of which has been decided upon but payment of which has not been demanded, shall remain with the Company, and the Company may invest the money or use the money for any other purpose for the benefit of the Company, until payment is demanded, and the Company shall not be deemed to be a trustee of such money and shall not have any obligation to deposit the money in an escrow account or a deposit bearing interest or any income.

182. An amount of dividend not demanded within seven (7) years from the date declared, will be the absolute exclusive property of the Company and the shareholder will not be entitled to demand payment thereof.

Company Documents

183.

183.1. Shareholders are entitled to peruse the documents of the Company detailed in section 184 of The Companies Law in the circumstances fixed for such purpose.

183.2. Without derogating from the aforesaid in Article 183.1 above, the Board may, at its discretion, permit the perusal of the documents of the Company, or any of them, including to shareholders or any of them, as it may deem fit.

183.3. Shareholders shall not have a right to peruse the documents of the Company or any of them, unless such right has been conferred upon them as aforesaid, by The Companies Law or by these Articles or unless permitted so to do by the Board, as in Article 183.2 above.

184. Subject to the provisions of any law, any book, record or register which the Company is, by law or by these Articles, bound to maintain, shall be kept by such technical, mechanical or other means as may be decided by the Board.

Financial Statements

185. The Financial Statements of the Company shall be signed by the persons authorized by the Board for such purpose, as required by law.

Internal Auditor

186. The Board of the Company may appoint an Internal Auditor for the Company, at the proposal of the Audit Committee.

187. The Chairman of the Board or the Managing Director shall be in charge of organization of the Internal Auditor, as determined by the Board. If the Board does not otherwise decide, the Chairman of the Board shall be in charge.

188. The Internal Auditor shall submit for approval by the Board or approval by the Audit Committee, as may be fixed by the Board, a proposed annual or periodic work program, and the Board or the Audit Committee, as the case may be, shall approve the work program with such changes as the Board may deem fit. So long as not otherwise fixed by the Board, the work program shall be submitted to and approved by the Audit Committee.

Auditors

189. An accountant auditor or accountant auditors shall be appointed at every Annual Meeting and shall officiate until the closing of the following Annual Meeting. Notwithstanding the aforesaid the Annual General Meeting may appoint the accountant auditor for a longer period that shall not be longer than until the termination of the third Annual General Meeting than the one in which the accountant auditor was appointed.

190.

190.1. Once an accountant auditor has been appointed, as in Article 189 above, the Board shall determine his auditing fees, at the discretion of the Board.

190.2. Fees of the accountant auditor in respect of additional services to the Company that are not audit acts shall be determined by the Board.

Notices

191. The giving of notices or service of documents to shareholders (including the Nominee Company) in accordance with the provisions of The Companies Law or of these Articles shall be effected in one of the manners referred to in this Chapter.

192. Notice of General Meeting shall be served as in Article 80 above.

193.

193.1. Without derogating from the aforesaid, the Company may serve a shareholder with any notice or document, by delivery by hand or by facsimile or by dispatch by post or by e-mail; dispatch by post shall be to the address of the shareholder registered in the Register, or if no such address is registered, to such address as may have been furnished by him to the Company for the purpose of sending notices to him. Notice given by dispatch of facsimile, shall be sent to the shareholder at the facsimile number that the shareholder furnished to the Company. Notice by e-mail shall be to the shareholder at the e-mail address that the shareholder furnished to the Company.

193.2. A. A notice or document delivered to a shareholder by hand shall be deemed to have been served at such time as delivered by hand.

B. A notice or document dispatched by mail shall be deemed to have been duly delivered, if handed in for dispatch at any post office when correctly addressed and properly stamped. Delivery shall be deemed as effected at such time as the letter is delivered by the post in the usual course and not later than three days from the date that the letter containing such notice was handed to the post office.

C. A notice sent by facsimile or by e-mail shall be deemed as delivered twenty-four hours after dispatch.

193.3. The aforesaid shall not impose any obligation on the Company to deliver any notice to a shareholder who has not furnished the Company with an address for the service of notices, or to a shareholder deemed to be a person who has not furnished the Company with an address, by virtue of Article 203 hereafter.

194. Without prejudice to the foregoing, the Company may serve a notice to the shareholders by a single publication in two widely distributed daily newspapers in Israel, published in Hebrew, either in addition or in place of a notice as in Article 193 above. The date of publication in the newspaper shall be deemed to constitute the date on which notice was received by the shareholders.

195. The Company may give notice as to service of a document at the Office or at such other place as may be fixed by the Board or as to service in any other manner, including by means of internet.

196. The Company may serve a notice or document to joint shareholders by the dispatch of the same to the shareholder whose name appears first in the Shareholders Register with regard to such share.

197. The delivery of a notice or document to one member of a family residing together with the person for whom the notice or document is intended, shall be deemed as delivery to the intended person.

198. Any person becoming entitled to any share by operation of law, transfer or other means, shall be bound by every notice in respect of such share that was duly given, prior to the entry of his details in the Register, to the person from whom he derives his title to such share.

199. Any notice or document given to a shareholder of the Company in accordance with the provisions of these Articles, shall be deemed to have been duly served notwithstanding the decease, bankruptcy or liquidation of such shareholder or the transmission of the right to the shares by law (whether or not the Company is aware of same), so long as no other person has been registered as owner of the shares in his place, and dispatch or service as aforesaid shall for all intents and purposes be deemed sufficient with regard to any person having an interest in such shares and/or entitled to them by virtue of transmission of the right by law, whether jointly with such shareholder or on his behalf or in his place.

200. Subject to the provisions of any law, any shareholder, director or other person entitled to receive notice in accordance with these Articles or by The Companies Law, may waive receipt of same, either in advance or retroactively, either with regard to a specific instance or generally, and by his doing so, it shall be deemed as though the notice had been duly given, and any procedure or act in respect of which the notice was bound to be given, shall be deemed as valid and effective.

201. A certificate in writing signed by a Director or by the Secretary of the Company with regard to the dispatch or giving of a notice in one of the manners detailed in these Articles shall constitute conclusive evidence to the facts detailed in such certificate.

202. When prior notice of a given number of days or a notice effective for a specific period is required, the day of service shall, unless otherwise fixed, be counted in the number of days or the specific period. If notice is given in more than one of

the manners detailed above, it shall be deemed to have been given at the earliest date on which deemed to have been delivered as aforesaid.

203. If the Company has reason to believe that the address furnished by a shareholder to the Company is no longer the address of the shareholder, such shareholder shall be deemed to be a person who has not furnished the Company with an address, in any of the following cases:

203.1. When the Company has sent to the shareholder, at the address furnished by him, a letter by registered mail requesting the shareholder to confirm that the address is still his address or to notify the Company of a new address, and the Company has not received a reply within sixty (60) days from the date of the dispatch of such letter by registered mail.

203.2. When the Company has sent to the shareholder at such address, a letter by registered mail, and the Postal Authority, when returning the letter or without returning it, has notified the Company that the letter was not delivered at such address because the shareholder is not known at such address or for other similar reason.

Merger

204. The majority required for a resolution of the General Meeting with regard to merger, as the First Part of the Eighth Segment of The Companies Law, if and to the extent that such merger is subject by law to approval by a General Meeting or a Class Meeting is a Special Majority.

Winding Up

205. In the event of the winding up of the Company, voluntarily or in any other manner, then, unless otherwise expressly determined in these Articles or in the terms of the issue of any share –

205.1. The assets of the Company available for distribution between shareholders shall be distributed between the shareholders proportionately to the par value of each share, without taking into consideration any premium paid on the shares.

205.2. With the approval of the General Meeting, by a Special Majority, the liquidator may distribute the assets of the Company available for distribution, in whole or in part, between the shareholders *in specie*, and may vest any of the excess assets in trustees upon such trust for the shareholders as the liquidator, with the approval of the General Meeting, may deem fit. For the purpose of the distribution of the excess assets *in specie*, the liquidator may determine the proper value of the assets available for distribution and determine how the distribution between the shareholders is to be carried out taking into

consideration the rights of the various classes of shares of the Company owned by them.

205.3. In the event that any securities available for distribution as in Article 205.2 above are liable for calls for payment or other liability, any person entitled to any of the said shares in accordance with distribution as aforesaid, may, within ten days following the adoption of the special Resolution, instruct the liquidator, by notice in writing, to sell his proportionate share and to pay to the shareholder the net proceeds of sale, and, if practical, the liquidator shall act accordingly.

Exemptive No. 82-34865

AFRICA ISRAEL INVESTMENTS LTD
Registered Number 520005067
The Corporation's securities are listed for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

T48
Public

Transmission date:
May 07, 2006
Ref: 2006-01-053286

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report on Meeting Results

Regulation 36D of the Securities Regulations (Periodic and Immediate Reports), 5730-1970

At Special Meeting _______ dated May 7, 2006, the following resolutions were passed:

To approve the amendment to the Company's Articles of Association, in accordance with the amended and marked text attached as Appendix A to the Immediate Report dated April 10, 2006, and to approve the proposed amendments and the Articles of Association in their amended text.

Details of the results of the resolution vote:
The total number of shares that took part in the vote: 38,329,922 shares, of which 1,497,707 were shares of those who were not controlling shareholders at the Company, or anyone acting on their behalf
The number of shares that voted in favor: 37,088,689 shares, including 256,474 shares of shareholders who were not controlling shareholders at the Company or anyone acting on their behalf, which constitute 17.12% of the total votes of those who were not controlling shareholders at the Company, or anyone acting on their behalf, who took part in the vote.
Voting against approval of the resolution were 1,240,931 shares, all of which were shares of those who were not controlling shareholders at the Company, or anyone acting on their behalf.

The percentage of the affirmative votes out of all the shares included in the vote count for the purpose of the vote: 96.76%
The percentage of the opposed votes out of all the shares included in the vote count for the purpose of the vote: 3.24%

Explanation: If the Meeting has passed a resolution for which the majority required by law is not a simple majority, the report will also present the following details: the total shares that took part in the vote, the number of shares that voted in favour of and against the proposal, and the percentage of those out of the total shares included in the vote count for the purpose of the vote, distinguishing between the controlling shareholders or anyone acting on their behalf and those who are not controlling shareholders or anyone acting on their behalf, as well as citation of any other distinction between shareholders that is required for passage of the resolution.

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral): 2006-01-040383

Previous names of reporting entity:

Form restructuring date: 30 March 2006

Electronic reporting party's name: Zimmerman Jacques, Position: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523, E-mail: jacques@africa-israel.com

7.5.06-תוצאות אסיפה.doc

Exemptive No. 82-34865

AFRICA ISRAEL INVESTMENTS LTD
Registered Number 520005067
The Corporation's securities are listed for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

T053
Public

Transmission date:
April 23, 2006
Ref: 2006-01-044361

Messrs	Messrs
Securities Authority	Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

IMMEDIATE REPORT ON EVENT OR ISSUE WHICH DEVIATES FROM THE CORPORATION'S NORMAL ISSUES

Regulation 36(a) to the Securities' Regulations (Periodic and Immediate Reports), 5730-1970
Nature of the event: Processes for a private offering of the Company's shares

1. The Company hereby announces that it has begun implementing the processes for inviting bids for participation in a private offering of the Company's shares, which is primarily directed at institutional investors, in Israel and abroad, at a price that will no fall below NIS 246 per share.
   Implementation of the private offering and the scope thereof are subject to the Company's discretion, and are also contingent on the existence of several preconditions, including approval by the General Meeting of the amendment to the Company's Articles of Association (as set forth in the Immediate Report on the convening of a meeting published by the Company on April 10, 2006), and approval by the Tel Aviv Stock Exchange Ltd. of registration of the shares for trading.
   In view of the aforesaid, there is no certainty that the private offering will be completed at the aforementioned terms, if at all.

______

2. Date and time at which the Corporation first knew of the event or matter:
   April 21, 2006 at 13:00.

______

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous names of reporting entity:

Form restructuring date: 30 March 2006

Electronic reporting party's name: Zimmerman Jacques, Position: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523, E-mail: jacques@africa-israel.com

23.4.06 - אירוע מהותי.doc

AFRICA ISRAEL INVESTMENTS LTD
Registered Number 520005067
The Corporation's securities are listed for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

T053
Public

Transmission date:
April 10, 2006
Ref: 2006-01-040707

Messrs	Messrs
Securities Authority	Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

IMMEDIATE REPORT ON EVENT OR ISSUE WHICH DEVIATES FROM THE CORPORATION'S NORMAL ISSUES

Regulation 36(a) to the Securities' Regulations (Periodic and Immediate Reports), 5730-1970
Nature of the event: Transaction for the purchase of mutual funds

1. Pursuant to an immediate report of the Company dated November 28, 2005, the Company is hereby honored to announce that on April 10, 2006, Bank Mizrachi Tefachot Ltd. (hereinafter: "Bank Mizrachi") and Emda Mutual Fund Management Ltd. (hereinafter: "Emda" and hereinafter jointly: "the Sellers"), a wholly owned subsidiary of Bank Mizrachi, signed an agreement with Menora Mutual Funds Ltd., Menora Financing Ltd. (hereinafter jointly: "Menora") and Africa Israel Financial Assets and Strategies Ltd., a wholly owned subsidiary of the Company (hereinafter: "Africa Assets and Strategies") for the sale of activity in managing mutual funds of Emda to Menora Mutual Funds Ltd. and Africa Assets and Strategies (hereinafter jointly: "the Buyers"), in consideration (as at the date of this report) for approximately NIS 216 million (hereinafter: "the Agreement" or "the Transaction").
The date of completion of the Transaction was set to occur on the seventh business day following the day on which all the suspending conditions will have been fulfilled (the maximum period that has been determined for completing all the suspending conditions is 75 days following the signature date of the Agreement (hereinafter: "the Completion Date").
The consideration pursuant to the Agreement is subject to adjustments, inter alia, in accordance with the formula of 4.025% multiplied by the average scope of the assets sold during the 14 business days prior to the Completion Date. As at the date of this report, Emda manages 43 mutual funds at a scope of NIS 5.37 billion. Pursuant to the Agreement terms, the Buyers shall inform the Sellers, 7 days prior to the Completion Date, of the manner of dividing the funds between them. If the Buyers do not announce otherwise, the sole buyer shall be Menora. If Africa Assets and Strategies is one of the buyers and as a condition for purchasing any of the funds purchased by Africa Assets and Strategies, the Company shall sign, on the Completion Date, as a guarantor for all the obligations of Africa Assets and Strategies according to the Agreement and as a guarantee of the implementation thereof. Completion of the transaction is contingent upon suspending conditions, including receipt of the necessary approvals for the Transaction by the Competent Authorities

---

2. Date and time at which the Corporation first knew of the event or matter:
April 10, 2006 at 18:00.

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):
2005-01-064749 2005-01-064596

Previous names of reporting entity:

Form restructuring date: 30 March 2006

Electronic reporting party's name: Zimmerman Jacques, Position: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523, E-mail: jacques@africa-israel.com

10.4.06-אירוע מהותי.doc

END